U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                          POWER EFFICIENCY CORPORATION
                         (Name of Small Business Issuer)

  Delaware                                             22-3337365
  --------                                        --------------------

  (State or Other Jurisdiction of  (I.R.S. Employer Identification
  Incorporation or                            Number)
  Organization)

                           4220 Varsity Drive, Suite E
                               Ann Arbor, MI 48108
                               -------------------
           (Address of Principal Executive Offices including Zip Code)

                                  734-975-9111
                                  ------------
                         (Registant's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None


           Securities to be Registered Under Section 12(g) ofthe Act:

                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of Class)


                                TABLE OF CONTENTS

                                     PART I

                                                                                             Page

Item 1.                    Description of Business
Item 2.                    Management's Discussion and Analysis or
                           Plan of Operation
Item 3.                    Description of Property
Item 4.                    Security Ownership of  Management
Item 5. Directors, Executive Officers, Promoters and Control Persons
Item 6.                    Executive Compensation
Item 7.                    Certain Relationships and Related Transactions
Item 8.                    Description of Securities

                                     PART II

Item 1.                    Market Price of and Dividends on the Registrant's
                           Common Equity and Other Shareholder Matters
Item 2.                    Legal Proceedings
Item 3.                    Changes in and Disagreements with Accountants
Item 4.                    Recent Sales of Unregistered Securities
Item 5.                    Indemnification of Directors and Officers

                                    PART F/S

Item 1.                    Financial Statements

                                    PART III

Item 1.                    Index to Exhibits


                           FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the Registrant's business objectives and strategy. Such forward-looking statements are based on current expectations, estimates and projections about the Registrant's industry, management beliefs, and certain assumptions made by the Registrant's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, among others, the following: continued market acceptance of Power Efficiency Corporation's (the "Registrant") line of Power Commander(R) products, the Registrant's ability to expand and/or modify its line of Power Commander(R) products on an ongoing basis, intense competition from other developers, manufacturers and/or marketers of energy reduction and/or power saving products, the Registrant's negative net tangible book value, delays or errors in the Registrant's ability to meet customer demand and deliver Power Commander(R) products on a timely basis, the Registrant's lack of working capital, the Registrant's need to relocate and/or upgrade its facilities, and other risks inherent in and associated with doing business an engineering and technology intensive industry. See, "Management's Discussion and Analysis" or Plan of Operation. Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Registrant undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Registrant files from time to time with the Securities and Exchange Commission (the "SEC"), particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

The Registrant is voluntarily filing this Form 10-SB registration statement in order to: (i) make information concerning its business plan, including financials, as required by the SEC available to the public and its existing shareholders and potential investors; and (ii) meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers, Inc. ("NASD"), Over the Counter Electronic Bulletin Board. The Registrant intends to file the interim and periodic reports required under the Securities Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the Exchange Act. The Registrant's common stock is currently quoted on the OTC Pink Sheets market under the ticker symbol PREF.

In addition, the Registrant believes that by filing this Form 10-SB and being obligated to file reports pursuant to Section 13 of the Exchange Act as well as listing its common stock on the OTC Electronic Bulletin Board, the Registrant can attract the financing necessary to implement its plan of business. The Registrant anticipates filing an information statement with a sponsoring NASD Broker-Dealer for listing of the Registrant's common stock on the OTC Electronic Bulletin Board upon completion of the comment period for this Form 10-SB filing.

Glossary

                                GLOSSARY OF TERMS

Active Power

     The power (in Watts) used by a device to produce useful work. Also called input power.

Adjustable Speed Drive (ASD)

     An electronic device that controls the rotational speed of motor-driven equipment such as fans, pumps, and compressors. Speed control is achieved by adjusting the frequency of the voltage applied to the motor. Also called a Variable Frequency Drive (VFD).

Alternating Current (AC)

     A type of electrical current, the direction of which is reversed at regular intervals or cycles; in the U.S. the standard is 120 reversals or 60 cycles per second; typically abbreviated as AC.

Ambient Temperature

     The temperature of an environment which surrounds an apparatus.

Ampere (amp)

     A unit of measure for an electrical current; the amount of current that flows in a circuit. Abbreviated as amp.

Apparent Power (kVA)

     This is the voltage-ampere requirement of a device designed to convert electric energy to a non-electrical form.

Audit (Energy)

     The process of determining energy consumption, by various techniques, of a building or facility.

Breakaway Torque

     The minimum torque required to achieve rotor movement for the motor with its load.

Capacitor

     An electrical device that adjusts the leading current of an applied alternating current to balance the lag of the circuit to provide a high power factor.

Conservation

     To reduce or avoid the consumption of a resource or commodity.

Convection

     The transfer of heat by means of air currents.

Current (Electrical)

     The flow of electrical energy (electricity) in a conductor, measured in amperes.

Cycle

     In an alternating current, the current goes from zero potential (or voltage) to a maximum in one direction, back to zero, and then to a maximum potential (or voltage) in the other direction. The number of complete cycles per second determines the current frequency; in the U.S. the standard for alternating current is 60 cycles.

Demand

     The rate at which electricity is delivered to or by a system, part of a system, or piece of equipment expressed in kilowatts, kVA, or other suitable unit, at a given instant or averaged over a specified period of time.

Demand Charge

     A charge for the maximum rate at which energy is used during peak hours of a billing period. That part of a utility service charged for on the basis of the possible demand as distinguished from the energy actually consumed.

Demand-Side Mgmt. (DSM)

     The process of managing the consumption of energy, generally to optimize available and planned generation resources.

Dynamometer

     An apparatus for measuring force or power, especially the power developed by a motor.

Efficiency

     Efficiency is the ratio of work (or energy) output to work (or energy) input, and cannot exceed 100 percent.

Electric Rate

     The amount charged per unit of energy consumed.

Electric Utility

     A corporation, person, agency, authority or other legal entity that owns and/or operates facilities for the generation, transmission, distribution or sale of electricity primarily for use by the public.

Enclosure

     The housing around a controller that comes in different varieties depending on the degree of protection required.

Energy

     The capability of doing work.

Energy Audit

     A survey that shows how much energy used in a workplace to determine ways to use less energy.

Exchange Act

The Securities Exchange Act of 1934, as amended.

Heat Sink

     A structure or media that absorbs heat.

Hertz

     A measure of the number of cycles or wavelengths of electrical energy per second; U.S. electricity supply has a standard frequency of 60 hertz.

Horsepower (HP)

     A unit of rate of operation. Electrical HP is a measure of time rate of mechanical energy output; usually applied to electric motors as the maximum output; 1 electrical Hp is equal to 0.746 kilowatts.

Induction

     The production of an electric current in a conductor by the variation of a magnetic field in its vicinity.

Induction Motor

     A motor in which a three phase (or single phase) alternating current (i.e. the working current) is supplied to iron-cored coils (or windings) within the stator. As a result, a rotating magnetic field is set up, which induces a magnetizing current in the rotor coils (or windings). Interaction of the magnetic field produced in this manner with the rotating field causes rotational motion to occur.

Inrush Current

     The current that flows at the instant of connection of a motor to the power source. Usually expressed as a multiple of motor full-load current.

Kilovolt-Ampere (kVA)

     A unit of apparent power, equal to 1,000 volt-amps. The mathematical product of the volts and amperes in an electrical circuit.

Kilowatt (kW)

FA standard unit of electrical power equal to one thousand watts.

Kilowatt-hour (kWh)

     A unit or measure of electricity supply or consumption of 1,000 Watts over the period of one hour.

Life Cycle Cost

     The sum of all the costs recurring and nonrecurring, related to a product, structure, system, or service during its life span or specified time period.

Load

     The demand on an energy producing system. The energy consumption or requirement of a piece or group of equipment.

Losses (Energy)

     A general term applied to the energy that is converted to a form that cannot be effectively used (lost) during the operation of an energy producing, conducting, or consuming system.

Motor

     A machine supplied with external energy that is converted into force and/or motion.

Motor Speed

     The number of revolutions that the motor turns in a given time period (i.e. revolutions per minute, rpm).

Name Plate

     A metal tag attached to a motor that contains information such as brand name, serial number, voltage, power ratings under specified conditions, and other manufacturer supplied data.

Payback

     The amount of time required for positive cash flows to equal the total investment costs.

"Penny Stock" Security

     As defined in Rule 3a51-1 of the Exchange Act a "penny stock" security is any equity security other than a security (i) that is a Reported Security, as defined in Rule 11Aa3-1(a) of the Exchange Act, (ii) that is issued by an investment company registered under the Investment Company Act of 1940,
     (iii) that is a put or call  issued by the  Options  Clearing  Corporation,
     (iv) that has a price of $5.00 or more (except for purposes of Section 7(b) and Rule 419 of the Securities Act), (v) that is registered on a national securities exchange, and (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a5l-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Power

     Energy that is capable or available for doing work; the time rate at which work is performed, typically measured in Watts per hour.

Power Factor

     The ratio of the real power consumption to the apparent power consumption or conversion efficiency from input energy to output work.

Rated Power

     The power output of a device under nominal operating conditions.

Registrant

     Power Efficiency Corporation, the company whose common stock is the subject of this registration statement.

Securities Act

     The Securities Act of 1933, as amended.

Small Business Issuer

     As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer
     (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.


Soft-start

     Soft-start is the regulation of the supply voltage from an initial low value to full voltage during the starting process.

Squirrel Cage Motors

     This is another name for an induction motor.

Three-phase Current

     Alternating current in which three separate pulses are present, identical in frequency and voltage, but separated 120 degrees in phase.

Torque (Motor)

     The turning or twisting force generated by an electrical motor in order for it to operate.

Torque (Starting)

     This torque is what is available to initially get the load moving and begin its acceleration.

Total Harmonic Distortion

     The measure of closeness in shape between a waveform and it's fundamental component.

Transformer

     An electromagnetic device that changes the voltage of alternating current electricity. It consists of an induction coil having a primary and secondary winding and a closed iron core.

True Power

     The actual power rating that is developed by a motor before losses occur.

Voltage

     The amount of electromotive force, measured in volts, that exists between two points.

Watt

     The rate of energy transfer equivalent to one ampere under an electrical pressure of one volt. One watt equals 1/746 horsepower. It is the product of Voltage and Current (amperage).

Wattmeter

     A device for measuring power consumption.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         (a)  Business Development

         Formation. The Registrant was incorporated in Delaware on October 19, 1994. From inception through 1997, the Registrant was a development stage entity that sought to become engaged in the design, development, marketing and sale of proprietary solid state electrical components designed to effectively reduce energy consumption in alternating current induction motors. Alternating current induction motors are commonly found in industrial and commercial facilities throughout the world.

         Products. Commencing in 1995, the Registrant commenced the sale of the Power Commander(R), its principal and proprietary product, which results in reduced energy consumption of approximately 25 to 35 percent(1) in alternating current induction motors in industrial applications. In addition, the Power Commander(R) extends motor life, minimizes maintenance, results in cooler running, and reduces stress and strain on the motor and also reduces stress and strain on accompanying electrical and mechanical systems. Technology and circuitry included in the Registrant's Power Commander(R) was the subject of a United States Patent granted in 1998. The Registrant offers the Power Commander(R) in two versions, each of which is a distinctly different product, marketed and sold to different audiences and having different applications. These two products are:

o    the  Three-Phase  Power   Commander(R)used  in  industrial  and  commercial
     applications; and

o the Single-Phase Power Commander(R)used in consumer applications such as home appliances and the like.

         Recent Acquisition/Private Placement. On August 7, 2000, and pursuant to the terms and conditions of an Asset Purchase Agreement (the "Asset Agreement") between the Registrant and Performance Control, LLC, a Michigan limited liability company, and the largest distributor of the Registrant's products ("Percon"). The Registrant acquired Percon's (i) contracts; (ii) current product and inventory; (iii) state and municipal permits, certificates, registrations, licenses and authorizations; (iv) intellectual property; (v) goodwill; (vi) accounts receivable; (vii) prepaid expenses; (viii) furniture, fixtures and equipment; (ix) customer lists; and (x) Internet web site located at www.performancecontrol.com (collectively the "Assets") in consideration for an aggregate of 1,112,245 newly issued shares of the Registrant's common stock, $.001 par value per share. The Registrant also assumed $438,880.20 of Percon's liabilities.

--------------

         (1) J.D. Kueck and R.H. Staunton, Evaluation of Power Efficiency Corporation's Power Commanders(TM), Oak Ridge Laboratory, Oak Ridge, Tennessee, Government Testing Lab, June 10, 1999; and Motor Contractors Keep Escalating Costs in Check, Energy Users News, April 2000, at 25.

         The closing of the Registrant's purchase of the Assets was conditioned upon the sale of a minimum of 12 units in the Registrant's May 16, 2000 private offering of a minimum of 12 ($300,000) units and a maximum of 40 ($1,000,000) units pursuant to the provisions of Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). Each unit consisted of 25,000 shares of the Registrant's Common Stock, $.001 par value per share, offered at $1.00 per share; and a five year warrant to purchase 25,000 additional shares of the Registrant's Common Stock at an exercise price of $3.00 per share during the first year, $4.00 per share during the second year and $5.00 per share during the third year.

         Stockholders' Agreement. As part of the transaction with Percon, the Registrant, Nicholas Anderson and Anthony Caputo, its two principal stockholders; and Percon, Philip Elkus and Stephen L. Shulman, its two principal members, entered into a Stockholders' Agreement dated August 7, 2000 (the "Stockholders' Agreement"). The Stockholders' Agreement establishes two groups of shareholders; Messrs. Anderson and Caputo on the one hand (the "Founders"); and Percon, and Messrs. Elkus and Shulman on the other hand (the "Percon Group").

         The Stockholders Agreement establishes two directors nominated by the Founders (the "Founders Directors") and one director nominated by the Percon Group (the "Percon Director"). The Stockholders Agreement requires each stockholder group to elect the director nominee(s) of the other stockholder group and also provides certain rights of first refusal for one stockholder group to purchase the shares held by the other stockholder group before such shares may be sold to third parties.

         There  are  certain   actions  of  the   Registrant   which  under  the
Stockholders' Agreement require supermajority approval. These actions include

          o The purchase of any business or assets other than in the ordinary course of the Registrant's business;

          o Any sale, lease, assignment, transference or disposition of all or substantially all of the Registrant's assets;

          o    Any modification of the Articles of Incorporation or by-laws; and

          o    An initial public offering of the securities of the Registrant.

         The Stockholders' Agreement terminates on the date of the first to occur of the following events: (i) the closing of the sale by one or more of the stockholders pursuant to one or more offerings registered under the Securities Act to any person or group of persons who are not, and who do not become, at the time of sale, parties to the Stockholders' Agreement of a number of shares equal to at least 50% of the maximum total number of shares beneficially owned by all of the stockholders at any time; (ii) bankruptcy, receivership, or dissolution of the Registrant; (iii) the voluntary agreement of all the parties who are then bound by the terms of the Stockholders' Agreement; (iv) the acquisition of all the shares by one of the stockholders; or (v) five years from the date of the Stockholders' Agreement.

         Performance Control, LLC is a Michigan limited liability company formed on February 15, 1996.

         (b)  Business of the Registrant

The Registrant's Principal Products

           The Registrant's initial marketing efforts for the Power Commander(R) line of product, have been concentrated in several industries in which the Registrant's principal stockholders have significant experience. These areas include the elevator and escalator industry; national electrical supply houses; large real estate property management companies; and to a lesser extent, public transportation systems. As the Registrant's operations are scaled up and revenues from the sale of the Power Commander(R) grow, the Registrant intends to simultaneously (i) market the Power Commander(R), both directly and through distributors, to other compatible industries such as conveyor and line production systems and (ii) develop and market its motor starter product line. The Registrant's motor starter product is designed to soft start a motor, save energy, protect and conserve the motor, and has the capacity to act as a remote switching device. The Registrant also expects to devote a small portion of its revenues to ongoing research and development for new and improved products.

           The Registrant offers the Power Commander(R) in two versions, each of which is a distinctly different product, marketed and sold to different audiences using different techniques. These two products are the Three-Phase Power Commander(R) used in industrial and commercial applications and the Single-Phase Power Commander(R) used in consumer applications such as home appliances and the like. The Registrant's marketing efforts have been initially concentrated on the Three-Phase Power Commander(R). Both versions of the Power Commander(R) reduce energy consumption on electrical equipment by electronically sensing and controlling the amount of energy the motor consumes. The motor only uses the energy it needs to perform its work task thereby increasing its efficiency. The end result is a reduction of energy consumption of approximately twenty-five (25%) to thirty-five (35%) percent in those applications which do not always run at peak load levels.

           The Registrant's management believes that the Power Commander(R) line offers a technologically superior energy reduction solution as compared to competing products for the following reasons.

o The Power Commander(R) is the result of extensive field and laboratory engineering refinements undertaken since 1994.

o These refinements enable the Power Commander(R) to offer a superior control system which rapidly and accurately measures and monitors key motor operating conditions and rapidly and accurately adapts motor operating parameters during rapid changes in motor load, all without excessive vibration, synchronization problems or other material adverse effects to the motor or surrounding electrical and mechanical systems.

o Testing of the Power Commander(R) was performed by independent labs at the Oregon State University Motor Laboratories, and Oak Ridge National Laboratories, as well as by numerous end users to verify the energy saving claims.

           Three-Phase Power Commander(R). The initial market for the Three-Phase Power Commander(TM) is the elevator and escalator industry although the Registrant is also aggressively marketing this product to other industries such as the plastics manufacturing, petroleum and automotive industries. Domestic sales in the elevator and escalator market were $6.3 billion in 1999. Based upon reliable trade journals (Elevator World Source Book 1999-2000) there are approximately 672,000 elevators and 31,000 escalators, currently in operation in North America alone. Additionally, approximately 21,684 new elevators and 1,281 new escalators, respectively, are installed annually in the domestic market. Each existing installation is a potential candidate for the retrofit of the Three-Phase Power Commander(R) and each new installation is a potential candidate for initial installation.

           Various other markets such as conveyor systems, machine tools, mining equipment, crude oil pumps, weaving machines, etc., are believed to be viable target markets for the Three-Phase Power Commander(R) and the Registrant is seeking to build a distributorship base to address these markets.

           Single-Phase Power Commander(R). Like the Registrant's Three-Phase Power Commander(R) described above, the Registrant's Single-Phase Power Commander(R) reduces energy consumption in electrical equipment by sensing and controlling the amount of energy the motor consumes. Most motors commonly used in-home appliances and other consumer goods are Single-Phase motors. There are millions of Single-Phase motors utilized in consumer goods annually. Unlike the industrial market, retrofitting or installing one unit at a time (average unit cost is $75.00) in this context is not cost efficient.

           Since the Single-Phase Power Commander(R) is usable in a broad variety of contexts and can be installed with little effort or expense, it is a product suitable for installation at the Original Equipment Manufacturer ("OEM") level or large volume sales and installation. Consequently, the Registrant's marketing plan for the Single-Phase Power Commander(R) is to identify the major OEMs that can best utilize the Single-Phase Power Commander(R).

           Registrant's Motor Starter Product. The Registrant's motor starter product is designed to soft start a motor, which saves energy and protects the motor, and has the capacity to act as a remote switching device. The motor starter product is still under development and management expects to complete development and release this product in fiscal 2002.

Research and Development

           The Registrant intends to continue its research and development effort to introduce new products based on the Power Commander(R) solid-state technology. Towards this end, and during the two fiscal years ended December 31, 2000, the Registrant spent $120,429 in fiscal 2000 and $23,232 in fiscal 1999 on research and development activities, virtually none of which was borne by customers. In addition, and for the foreseeable future, the Registrant intends to limit its research and development activities to secondary products for Three-Phase industrial and commercial AC induction motors. Two of these products are (i) a soft starting motor starter (without energy saving features) to compete with existing transformer and other electro-mechanical type motor starters; and (ii) a high voltage energy saving motor controller for motors ranging in sizes from 2000 to 6000 volts.

Marketing and Sales

           The Registrant's marketing efforts for the Power Commander(R) have been concentrated in several industries in which the Registrant's principal stockholders have significant experience. These areas include the elevator and escalator industry; the oilfield supply industry, and large real estate property management companies. From inception through December 31, 2000, a total of 3,343 of the Registrant's motor controllers were sold under the following brands "Performance Controller(TM), Power Commander(R), Energy Master, Current Control and, Ecostart" to more than 120 customers located throughout the United States and Asia. Customer industry profiles include retail outlets, public transportation, hotels, manufacturers and Federal Government Facilities. This unit total includes sales made by Percon prior to the Asset Agreement.

           As the Registrant's operations are scaled up and revenues from the sale of the Power Commander(R) grow, the Registrant intends to simultaneously
(i) market the Power Commander(R) through OEMs to other compatible industries such as conveyor and line production systems, machine tools and other industrial applications; and (ii) develop and market its motor starter product line.

           During fiscal 2000, the Registrant entered into three material contracts for the sale of Power Commander(R) products. The first is a one year contract with Montgomery KONE, the world leader in escalator sales. This contract is a requirements contract and covers the sale of motor controllers manufactured under the brand name Ecostart, which brand name is exclusive to KONE, along with a safety circuit designed specially for KONE.

           The second is a five-year contract for the sale of Performance Controller(TM) brand products to the Defense Logistics Agency of the Federal government of the United States. This contract enables the Defense Logistics Agency to purchase up to $398,000 worth of products annually without having to utilize the government bidding procedures. The contract will commence in mid 2001 due to implementation delays by the Defense Logistics Agency.

           The third contract is with Otis Elevator for the sale of Performance Controller(TM) brand devices developed for elevators. The open purchase order is for purchases up to $100,000, and is to be renegotiated upon reaching the purchase limit. In August 2000, Millar Elevator Corporation, the service arm of Schindler Elevator, signed an agreement to purchase Power Commander(R) motor controllers under the brand "Current Control".

Manufacturing

           The Registrant`s initial manufacturing facility is located in Ann Arbor, Michigan, and its manufacturing activities consist of component assembly, quality assurance, quality control and packaging. The Registrant is currently utilizing one of three subcontractors to manufacture components including controller boards incorporating the Registrant's patented technology. The Registrant has negotiated contract-manufacturing arrangements with Systems Control, a leading manufacturer in the electronics industry. Systems Control's capacity has been estimated to allow for approximately 1000 units per month. It is anticipated that leasing new or additional space to increase manufacturing capacity in the Detroit area can be done cost-effectively, as production of the Registrant's product is not capital equipment intensive.

           The Registrant is in the final pre-production testing of electronic modules incorporating the latest gating switches. Switching to these modules would replace other more costly components used in the manufacture of Power Commanders(R) and also eliminate several labor assembly steps. Total per unit cost savings (component cost savings and labor cost savings) are approximately 30% compared to current production methods.

           Product cost-reduction efforts are, and will remain, a focal point of the Registrant. One key element of the program includes an aggressive manufacturing engineering effort to reduce production cycle times as well as material and processing costs. A second element of the program is to out source production operations. The assembly of printed circuit boards by outside suppliers, with automated assembly and test equipment, should reduce costs and ensure quality. Thirdly, as the volumes increase, the Registrant expects to recognize favorable purchasing economies, increased labor efficiencies and improved overhead absorption. Also, the Registrant is evaluating off-shore manufacturing in order to help reduce production cost.

Source of Supply and Availability of Raw Materials

           The Power Commander(R) motor controller and the Registrant's motor starter have both been designed to use standard, off the shelf, easily acquired components. Such components are tried and trusted and are basic items that are readily available worldwide at very competitive prices. They come in standard and miniature versions and offer the Registrant a large latitude in product design. Both the Power Commander(R) motor controller and the motor starter use a combination of components. Although the Registrant believes that most of the key components required for the production of its products are currently available in sufficient production quantities from multiple sources, there can be no assurance that they will remain so readily available.

Competition

           The principal competitive factors in the Registrant's markets include innovative product design, product quality, product performance, utility rebate acceptance, established customer relationships, name recognition, distribution and price.

           The Registrant competes against a number of companies, many of which have longer operating histories, established markets and far greater financial, advertising, research and development, manufacturing, marketing, personnel and other resources than the Registrant currently has or may reasonably be expected to have in the foreseeable future. This competition may have an adverse effect on the ability of the Registrant to commence and expand its operations or operate in a profitable manner.

           Motor Starter Competition. The Registrant believes that expected competition in the motor starter market will be more intense than that for the Power Commander(R) because:

o    the potential  market for the  Registrant's  motor starter  product is much
     larger  than  that  for  motor   controllers   in  general  and  the  Power
     Commander(R) in particular;

o competitors in the motor starter field are more numerous and generally much larger compared to competitors in the motor controller field; and

o the motor starter is a staple product type and is currently being sold by nearly all companies in the electrical component business.

         Three Phase Competition. Although the Registrant has not conducted any formal market study and its conclusions are based on management's belief; the Registrant believes there is no viable direct competition in the U.S. to the Registrant's three phase Power Commander(R)because:

o the Power Commander(R) is the only device that combines soft start features with energy savings features in a single integrated unit that achieves energy savings levels of 25% to 30%;

o the Power Commander's(R)analog circuitry is proprietary and protected by a patent;

o energy saving motor controllers claimed to be competitive with the Power Commander(R) (i.e., Motor Mizer, Power Boss and Power Planner) utilize technologies inferior to the Registrant's technology because:

     o they have not had their energy savings verified and confirmed by an independent laboratory;

     o their products achieve lower levels of energy savings in comparable applications compared to the Power Commander(R); and

     o due to the digital design criteria, they produce extensive harmonic distortion.

           Insofar as high efficiency motor replacement is concerned, management believes that the energy savings gain attributable to high efficiency motors is materially lower than that of the Performance Controller(TM). In addition, the in-rush amperage needed to start an energy efficient motor is many times higher than that needed to start a conventional motor. This factor is made worse because the purchase of a new motor does not provide a soft starting capability without also the purchase of a separate soft start device.

           Single Phase Competition. Because of the enormous opportunity in single-phase motor applications, there have been several companies that have, with different technologies, tried to exploit this market. The "Green Plug" (voltage clamping), "Power Planner" (digital microchip) and "Econelectric"
(power factor control) are products that have created industry awareness. However, and to the best of Management's belief, none of the products have remained on the market.

Patents and Proprietary Rights

           The Registrant currently relies on a combination of trade secret, patents and non-disclosure agreements to establish and protect its proprietary rights in its products. There can be no assurance that these mechanisms will provide the Registrant with any competitive advantages. Furthermore, there can be no assurance that others will not independently develop similar technologies, or duplicate or "reverse engineer" the proprietary aspects of the Registrant's technology.

           Apart from its rights under the NASA license agreement, which is described below, the Registrant has one U.S. patent issued with respect to its products. The "Balanced and Synchronized Phase Detector for an AC Induction Motor Controller" was issued on October 13, 1998 with patent number 5,821,726 and expires in 2017. This patent covers improvements to the NASA technology which were developed by the Registrant. Management believes this patent protects the Registrant's intellectual property position more effectively than the patents under the NASA license because:

o the circuitry covered by the Registrant's patent more effectively reduces the motor vibration; and

o the circuitry eliminates most of the balance and synchronization problems that are created by other energy saving motor controllers, including those utilizing only licensed NASA technology.

           The Registrant has additional proprietary technology being assessed for patent filing.

           NASA License Agreement. The Registrant is the exclusive United States licensee of certain Power Factor Controller Technology owned by the United States, as represented by NASA. This license agreement covers the USA and its territories and possessions and does not require the Registrant to pay royalties to NASA in connection with the Registrant's sale of products employing technology utilizing the licensed patents. The Registrant's rights under the license agreement are non-transferable and may not be sublicensed without NASA's consent. The license agreement terminates upon the expiration of all of the licensed patents, currently July 2001. The Registrant is only aware of one additional non-USA based non-exclusive licensee in Japan. This licensee has limited its product development to large motors that range in size from 100 HP and up and also has focused its sales effort solely within the Japanese market.

           The Registrant believes that its products and other proprietary rights do not infringe any proprietary rights known to be possessed by third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future, the defense costs of which could be extensive.

           The Registrant has obtained U.S. Trademark registration of the Power Commander(R) mark.

Employees

           At the date of this Registration Statement, the Registrant employs eight persons on a full time basis. Of this number, one person is engaged in administration/international sales, one in sales and marketing, one in engineering/administration, two in engineering/production, one in accounting and finance, one in field installation/technical support and one in clerical, stenographic and reception. At such time as business conditions dictate, the Registrant expects to hire additional personnel for, among other things, increased production, marketing and sales. The Registrant has no collective bargaining agreements and considers its relationship with its employees to be good. The Registrant utilizes consultants in the areas of electrical and mechanical engineering, manufacturing engineering and financing and strategy on an ongoing basis.

Customers

           The Registrant currently does business with approximately 25 customers. Of this number, four, including Otis Elevator (Division of United Technologies), KONE, Inc., Millar Elevator Service Co. (the service arm of Schindler Elevator), and the Defense Logistics Agency of the General Service Administration, presently account for approximately 50% of the Registrant's gross revenues. In light of the Registrant's intentions to focus its business on OEMs in the elevator, oil field pump and manufacturing industries, the Registrant may be deemed to be and continue to be dependent upon a small number of customers. Accordingly, the loss of one or more of these customers is likely to have a material adverse effect upon the Registrant's business.

Government Regulation

           The Registrant is not required to be certified by any Government Agencies. However, the Registrant's products are manufactured to comply with specific Underwriters codes that meet National Safety Standards. Presently, the Registrant's products comply with UL 508 standards and have also begun the certification to meet CSA (Canadian electrical standards). The Department of Commerce does not require the Registrant's technology to be certified for export. The Registrant's Industrial code is 421610 and the SIC code is 5063.

Deregulation of Electrical Energy

           Deregulation of the electrical energy markets is widely expected to create increased competition and increased demand for all products, which reduce energy consumption. Management believes that one important change resulting from deregulation may be the basis on which electricity is measured and sold to industrial customers. In Ohio, one of the first states to deregulate bulk sale of electricity (known as wheeling), and in England, which has had wheeling for several years, electricity is sold based on KVA. In comparison, electricity in the United States has traditionally been sold based on KWH.

           Management believes that the net effect of measuring electricity based on KVA rather than KWH is to reward companies which are efficient in their use of energy, as the formula for determining KVA does not require the factoring in of Power Factor, as defined in the glossary, as part of the computation whereas KWH does. As the Power Commander(R) improves the Power Factor, measuring energy consumption by KWH incorrectly lowers the amount of energy saved by the Power Commander(R) and short sells the consumer as to the true amount of energy actually used by the customer. The Power Commander(R) saves substantially more energy as measured by KVA than it does measured by KWH. As a result, management believes that the advent of wide spread wheeling in the United States could have a materially beneficial effect upon the Registrant's sales volume.

Effect on Environmental Regulations

           To the extent that the Registrant's management can determine, there are no federal, state, or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment with which compliance by the Registrant has had, or is expected to have, a material effect upon the capital expenditures, earnings, or competitive position of the Registrant.

Risk Factors

           Limited Capitalization. As of the date hereof, the Registrant continues to have limited working capital and will be dependent upon additional financing to meet its capital needs. There can be no assurance that any additional financing thereby necessitated will be available on acceptable terms, if at all. While the Registrant has recently increased its bank credit facilities, it still needs additional capital to expand its operations and fully implement its business plan.

           Limited Operating History, Manufacturing and Distribution Arrangements. To date, and principally attributable to a lack of working capital, the Registrant's operations have been limited in scale. Although the Registrant has a contract manufacturing arrangement with an automated production facility, it has established relationships with suppliers, and received contracts for its products, the Registrant may experience difficulties in production scale-up, inventory management, product distribution and working capital until such time as the Registrant's operations have been scaled-up to normal commercial levels. There can be no assurance that the Registrant will operate profitably.

           Registrant's License From NASA About to Expire. The basic technology upon which the Registrant's products are based is derived from a patent license agreement by and between the Registrant and NASA expiring July 2001. The Registrant's license from NASA is exclusive for the USA, although the Registrant is one of only two licensees of NASA's Power Factor Controller Technology worldwide. NASA has waived any and all future payments by the Registrant for use of the NASA patents. The Registrant has also made certain improvements to the basic technology covered by the NASA license, which may place the Registrant in a competitively superior position to the other licensee. No assurance can be given, however, that the other licensee (a Japan based company) will not seek to improve the basic technology in a manner similar to that of the Registrant.

           Supplier Dependence. Although the Registrant believes that most of the key components required for the production of its products are currently available in sufficient production quantities from multiple sources, there can be no assurance that they will remain so readily available. It is possible that other components required in the future may necessitate custom fabrication in accordance with specifications developed or to be developed by the Registrant. Also, in the event that the Registrant, or its contract manufacturer, as applicable, is unable to develop or acquire components in a timely fashion, the Registrant's ability to achieve production yields, revenues and net income will be adversely affected.

           Sales and Marketing Risks. The Registrant's products are currently distributed through OEMs. The Registrant's future growth and profitability will depend upon the successful development of additional OEMs and upon their ability to penetrate the market with the Registrant's products.

           Competition; Rapid Technological Change. The Registrant competes against a number of companies, many of which have longer operating histories, established markets and far greater financial, advertising, research and development, manufacturing, marketing, personnel and other resources than the Registrant currently has or may reasonably be expected to have in the foreseeable future. This competition may have an adverse effect on the ability of the Registrant to expand its operations or operate profitability. The motor control industry is highly competitive and characterized by rapid technological change. The Registrant's future performance will depend in large part upon its ability to become and remain competitive and to develop, manufacture and market acceptable products in these markets. Competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If the Registrant is not competitive in its ongoing research and development efforts, its products may become obsolete, or be priced above competitive levels. Although management believes that, based upon their performance and price, the Registrant's products are attractive to customers, there can be no assurance that competitors will not introduce comparable or technologically superior products, which are priced more favorably than the Registrant's products.

           No Cash Dividends on Common Stock. The Registrant has not paid or declared any dividends on its common stock and does not anticipate paying or declaring any cash dividends on its common stock in the foreseeable future.

           Possible Resales Under Rule 144.

           Of the approximately 6,368,370 shares of the Registrants common stock outstanding, 996,158 shares are freely trading in the market place (the "Free Trading Shares"). The Free Trading Shares are comprised mostly of shares that were originally issued to officers, directors and 10% shareholders (the "Affiliates") of the Registrant which shares were, over time, resold pursuant to Rule 144, as set forth below. The remaining portion of the Free Trading Shares consist of shares of common stock issued pursuant to the 504 Placement (See PART II, Item 1).

           The remaining 5,372,212 shares of the Registrant's common stock outstanding are restricted securities as defined in Rule 144 under the
Securities Act and under certain circumstances may be resold without registration pursuant to Rule 144. Approximately 1,061,001 shares of the restricted are held by non-Affiliates.

          In addition, the Registrant has issued approximately 786,720 common stock purchase warrants and also granted approximately 2,035,000 stock options (See PART II, Item 1), neither the granting of options nor the issuance of warrants have been registered under the Securities Act, but may, under certain circumstances, be available for public sale in the open market pursuant to Rule 144, subject to certain limitations.

           In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an Affiliate, as such term is defined in Rule 144(a)(2), of the Registrant and who has satisfied a two-year holding period. Any substantial sale of the Registrant's common stock pursuant to Rule 144 may have an adverse effect on the market price of the Shares.

           Potential Effect of Penny Stock Rules on Liquidity of Shares. If the Registrant's securities are not listed on NASDAQ or certain other national securities exchanges and the price thereof is below $5.00, then subsequent purchases of such securities will be subject to the requirements of the penny stock rules absent the availability of another exemption. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document required by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

           Limitation on Directors' Liabilities under Delaware Law. Pursuant to the Registrant's Certificate of Incorporation and under Delaware law, directors of the Registrant are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

           Authorization  and  Discretionary  Issuance of Preferred  Stock.  The
Registrant's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Registrant's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of the holders of the Registrant's common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Registrant, which could have the effect of discouraging bids for the Registrant and thereby prevent stockholders from receiving the maximum value for their shares. Although the Registrant has no present intention to issue any shares of its preferred stock, there can be no assurance that the Registrant will not do so in the future.

           Product Liability Risk. The Registrant may be subject to potential product liability claims that could, in the absence of sufficient insurance coverage, have a material adverse impact on the Registrant. Presently, the Registrant has general liability coverage that includes product liability up to two million dollars. Any large product liability suits occurring early in the Registrant's growth may significantly adversely affect the Registrant's ability to expand the market for its Power Commander(R) line of products.

           No Key Man Insurance. The Registrant presently has no key man life insurance policies. As soon as practicable following the commencement of profitable operations (of which there can be no assurance), the Registrant intends to purchase key man life insurance on the lives of its two principal executive officers, Stephen L. Shulman and Nicholas Anderson. Upon purchase of such insurance, the Registrant intends to pay the premiums and be the sole beneficiary. The lack of such insurance may have a material adverse effect upon the Registrant's business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

          The Registrant generates revenues from a single business segment, the design, development, marketing and sale of proprietary solid state electrical components designed to effectively reduce energy consumption in alternating current induction motors.


           The Registrant began generating revenues from sale of its patented Power Commander(R) line of motor controllers in late 1995. As of December 31, 2000, the Registrant had total stockholders equity of $816,542, primarily as a result of the Registrant's August 7, 2000, purchase of the assets of Percon, the largest distributor of the Registrant's products. The transaction was accounted for as a purchase and the Registrant's Statement of Operations include Percon's results of operations since the date of acquisition. The Registrant then relocated its principal offices and facilities to Percon's facilities in Ann Arbor, Michigan.

           The consolidation of both entities allowed the Registrant to incorporate the administrative, sales, marketing and manufacturing operations of Percon. Percon had developed sales contacts with major OEM's in the elevator/escalator industry and transferred those agreements. The fully integrated organization allowed the Registrant to obtain an asset based bank line of credit of up to $750,000 for the build up in inventory collateralized by the current inventory and accounts receivable. Also, capital raised in the May 2000 Placement (see PART II, Item 4) enabled the Registrant to address the consolidated accounts payable.

           The Registrant's financial statements for the years ended December 31, 2000 contain pro forma information for purposes of comparability. See Note 4 to the financial statements.

Results of Operations:  Fiscal 2000 Compared to Fiscal 1999

           Revenues. Revenues for the twelve months ended December 31, 2000 were $179,524 compared to $83,679 for the twelve months ended December 31, 1999, an increase of $95,845 or 114%. The increase in revenue was principally attributable to the acquisition of Percon, whose sales were made to end-users, as compared to the Registrant's sales to distributors.

           Cost of revenues. Cost of revenues for the twelve months ended December 31, 2000 decreased to $157,035, or 87% of revenues, from $186,831 or 223% of revenues, for the twelve months ended December 31, 1999. The decrease in cost of revenues as a percentage of revenues was primarily due to limited sales and a decrease in the cost of materials.

           Research and development. Research and development expenses were $120,429, or 67% of revenues, for the twelve months ended December 31, 2000 as compared to $23,232, or 28% of revenues, for the twelve months ended December 31, 1999 due to increased R&D activity after the acquisition of Percon.

           Selling, general and administrative. Selling, general and administrative expenses increased to $562,910, or 314% of revenues, for the twelve months ended December 31, 2000 from $291,587, or 348% of revenues, for the twelve months ended December 31, 1999. The increase in expenses was primarily due to increases in sales, marketing and administrative personnel from two to eight. There was additional travel due to new customers in the
Asia-Pacific region and substantial administrative fees for professional services due to the acquisition of Percon and the filing of the Form 10-SB.

Pro Forma MD&A :  Fiscal 2000 Compared to Fiscal 1999

           The following pro forma information shows the effects on the results of operations of the Registrant and Percon had the acquisition of Percon occurred on January 1, 1999. This pro forma information is not necessarily indicative of what the results would have been had the company operated Percon since the beginning of each period.

           Revenues. Revenues for the twelve months ended December 31, 2000 were $251,011 compared to $369,155 for the twelve months ended December 31, 1999, a decrease of $118,144 or 32%. The decrease in revenue was principally attributable to the acquisition of Percon, whose sales were for 6 months ended June 30, 2000.

           Cost of revenues. Cost of revenues for the twelve months ended December 31, 2000 decreased to $221,956 or 88% of revenues, from $497,858 or 135% of revenues, for the twelve months ended December 31, 1999. The decrease in cost of revenues as a percentage of revenues was primarily due to limited sales and a decrease in the cost of materials.

           Research and development. Research and development expenses were $122,006 or 49% of revenues, for the twelve months ended December 31, 2000 as compared to $31,024, or 8% of revenues, for the twelve months ended December 31, 1999 due to increased R&D activity after the acquisition of Percon.

           Selling, general and administrative. Selling, general and administrative expenses increased to $1,450,958, or 578% of revenues, for the twelve months ended December 31, 2000 from $953,868, or 258% of revenues, for the twelve months ended December 31, 1999. The increase in expenses was primarily due to increases in sales, marketing and administrative personnel from two to eight. There was additional travel due to new customers in the
Asia-Pacific region and substantial administrative fees for professional services due to the acquisition of Percon and the filing of the Form 10-SB. Additionally, selling, general and administrative expenses include the elimination of hypothetical inter-company profits on inventory held from purchases by Percon from the Registrant.

Liquidity and Capital Resources

           Since inception, the Registrant has financed its operations primarily through the sale of its equity securities and using bank borrowings. As of December 31, 2000, the Registrant has received a total of approximately $1,629,261 from public and private offerings of its equity securities and received approximately $278,000 under a bank line of credit. As of December 31, 2000, the Registrant had cash and cash equivalents of $8,492.

           Cash used for operating activities for the twelve months ended December 31, 2000 was $669,184 and was $267,586 in fiscal 1999. Of the $669,184 of cash used for operating activities in fiscal 2000, the largest contributing factors were a net loss of $661,050, depreciation and amortization of $94,900, increases in accounts receivable of approximately $43,900 and decreases in inventory of approximately $28,700. In addition, an approximate $107,000 decrease in accounts payable and accrued expenses was offset by an increase in accrued salaries and payroll taxes of approximately $15,000. Of the $267,586 of net cash used for operating activities in fiscal 1999, the largest contributing factors were a net loss of $418,171 offset by approximately $18,000 in depreciation and amortization, and a decrease in accounts receivable of approximately $112,000. In addition, there was a decrease in accounts payable and accrued expenses of approximately $14,500 offset by an increase in accrued salaries and payroll taxes of approximately $29,000.

           The Registrant expects to experience growth in its operating expenses, particularly in research and development and selling, general and administrative expenses, for the foreseeable future in order to execute its business strategy. As a result, the Registrant anticipates that operating expenses, as well as planned increases in inventory expenditures, will constitute a material use of any cash resources.

           Since capital resources are insufficient to satisfy the Registrant's liquidity requirements, Management intends to seek to sell additional equity securities or debt securities or obtain debt financing. In December 2000, the Registrant obtained an asset based bank line of credit of up to $750,000, with borrowings secured by all of the Registrant's assets. Borrowings under the line are based on a formula derived from the levels of the Registrant's eligible accounts receivable and inventory.

           The Registrant is also currently negotiating a transaction involving the private sale of equity securities, although there is no assurance that such financing will be consummated on terms acceptable to management, if at all.

           Through quarter ended March 31, 2001, the Registrant received approximately $200,000 in connection with sales of the Registrant's securities pursuant to the May 2000 Placement (see PART I, Item 4).

Cash Requirements and Need for Additional Funds

           The Registrant anticipates a substantial need for cash to fund its working capital requirements for the next twelve months. During the next 12 months in accordance with the Registrant's prepared expansion plan, it is the opinion of management that approximately $3,000,000 would be required to fill existing orders and to expand the Registrant's marketing, sales and operations during the next twelve months.

Recent Accounting Pronouncements

           In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133,") as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative financial instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings (loss) or comprehensive income (loss), depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Virtually all of the Registrant's revenues and the majority of its costs are denominated in U.S. dollars, and to date, the Registrant has not entered into any derivative contracts. The effective date of SFAS 133, as amended by SFAS 137 and SFAS 138, is for fiscal years beginning after June 15, 2000.

           In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Registrant has complied with the provisions of SAB 101 for all periods presented.

           In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25" ("FIN 44"). This interpretation clarifies the definition of an employee for purposes of applying Opinion 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of a previously fixed stock option plan or award; and the accounting for an exchange of stock compensation awards in business combinations. FIN 44 is generally effective July 1, 2000. The adoption of certain of the provisions of FIN 44 prior to December 31, 2000 did not have a material effect on the financial statements. The Registrant does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

ITEM 3.    DESCRIPTION OF PROPERTY

           The Registrant maintains its principal executive offices at 4220 Varsity Drive, Suite E, Ann Arbor, Michigan where approximately 6,000 square feet of space is leased from a non-affiliated landlord pursuant to a five-year lease, which expires in June of 2001. The lease, which provides for base rent of approximately $4,500 per month, requires the Registrant to pay taxes and common area maintenance charges (aggregating approximately $550 per month). The Registrant's premises are adequate for its present needs and are being utilized to approximately 100% of their capacity.

           In light of the pending expiration of its lease, the Registrant intends to enter into negotiations with its non-affiliated landlord with a view towards executing either an extension of its existing lease or a new lease, both of which will provide for upgraded electrical capacity. Alternatively, the Registrant intends to explore the availability of other suitable space in the same general geographic area as its existing executive offices.

           There can be no assurance that the Company will execute an extended or new lease with its existing landlord. However, and in the opinion of management, the state of the Ann Arbor and surrounding area real estate market is such that numerous alternate offices are available at comparable or similar terms; and that such a course of action would not have a material adverse effect on the Registrant's business.

ITEM 4.      SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
             BENEFICIAL OWNERS

         The following table sets forth as of March 23, 2001 certain information regarding the ownership of the Common Stock by (i) each person known by the Company to be the beneficial owner of more than five (5%) percent of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all of the Company's executive officers and directors as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (such as where persons share voting power or investment power). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within sixty (60) days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual ownership or voting power at any particular date.

         Title of           Name and Address or                   Amount and Nature of                 Percentage of
                                                                                                                  --
          Class             Number in Group                       Beneficial Ownership (1)                Class (1)
          -----             ---------------                       -------------------------               ---------

Common Stock                Anthony C. Caputo                             1,490,000(2)                      22.9%
                            P.O. Box 6581
                            Bridgewater, NJ 08807

Common Stock                Nicholas Anderson                             1,796,500(3)                      27.6%

Common Stock                Performance Control LLC                       1,004,853(4)                      15.8%

Common Stock                Stephen L. Shulman, President                    64,843(5)                       1%

Common Stock                Arthur N. Smith, Chief Financial                      0(6)                       0%
                            Officer

Common Stock                Scott W. Straka                                       0(7)                       0%

Common Stock                Lee W. Greenberg                                      0(8)(10)                   0%

Common Stock                Leonard S. Bellezza                              25,000(9)(10)                   .4%

Common Stock                R. Scott Caputo                                 374,980(11)                     5.7%
                            88 East Main Street
                            Suite 514
                            Mendham, NJ 07945

Common Stock                All Executive Officers and                    1,886,343                         28.9%
                            Directors as a group of (6 persons)

-------------

     (1)  Percentage  of  beneficial  ownership is based on 6,368,370  shares of
          common  stock   outstanding.   Unless  otherwise  noted,  all  address
          information is 4220 Varsity Drive, Suite E, Ann Arbor, MI 48108

     (2) Includes: (i) 131,820 shares that Mr. Caputo is entitled to purchase upon the exercise of non-qualified Stock Options and (ii) 18,180 shares that Mr. Caputo is entitled to purchase upon the exercise of Incentive Stock Options. All options were granted on November 6, 1996 under the Registrant's 1994 Incentive Stock Option Plan (the 1994 "Plan") and the original exercise prices ($5.50 and $5.00 respectively) were repriced on September 7, 2000 to $2.00 per share.

     (3) Includes: (i) 131,820 shares that Mr. Anderson is entitled to purchase upon the exercise of non-qualified Stock Options and (ii) 18,180 shares that Mr. Anderson is entitled to purchase upon the exercise of Incentive Stock Options. All options were granted on November 6, 1996 under the 1994 Plan and the original exercise prices ($5.50 and $5.00 respectively) were repriced on September 7, 2000 to $2.00 per share. Does not include 150,000 shares that Mr. Anderson is entitled to purchase upon the exercise of Incentive Stock Options granted on September 7, 2000, under the Registrant's 2000 Stock Option and Restricted Stock Plan (the "2000 Plan"), at an exercise price of $2.00 per share, which begin vesting on September 7, 2001.

     (4) Represents shares issued pursuant to the Asset Agreement and subject to the Stockholders' Agreement. Although Mr. Shulman is an equity holder of Percon, he is not a controlling member and he hereby disclaims beneficial ownership of these shares.

     (5) Does not include: (i) 400,000 shares that Mr. Shulman is entitled to purchase upon the exercise of non-qualified Stock Options and (ii) 250,000 shares that Mr. Shulman is entitled to purchase upon the exercise of Incentive Stock Options. All options were granted on September 7, 2000, under the 2000 Plan, at an exercise price of $2.00 per share, and begin vesting on September 7, 2001.

     (6) Does not include 50,000 shares that Mr. Smith is entitled to purchase upon the exercise of Incentive Stock Options. The options were granted on September 7, 2000, under the 2000 Plan, at an exercise price of $2.00 per share, and begin vesting on September 7, 2001.

     (7) Does not include 50,000 shares that Mr. Straka is entitled to purchase upon the exercise of non-qualified Stock Options. All options were granted on September 7, 2000 under the 2000 Plan, at an exercise price of $2.00 per share and begin vesting on September 7, 2001.

     (8) Does not include 50,000 shares that Mr. Greenberg is entitled to purchase upon the exercise of non-qualified Stock Options. All options were granted on January 10, 2001 under the 2000 Plan, at an exercise price of $2.00 per share and begin vesting on September 7, 2001.

     (9) Does not include 50,000 shares that Mr. Bellezza is entitled to purchase upon the exercise of non-qualified Stock Options. All options were granted on January 10, 2001 under the 2000 Plan, at an exercise price of $2.00 per share and begin vesting on September 7, 2001.

     (10) As of December 31, 2000, Mr. Greenberg and Mr. Bellezza were not members of the Board and were subsequently elected Directors on January 10, 2001.


     (11) Includes: (i) 150,000 shares that Mr. Caputo is entitled to purchase upon the exercise of non-qualified stock options. The options were granted on November 6, 1996 under the 1994 Plan and the original exercise price of ($5.00) was repriced on September 7, 2000 to $2.00 per share, (ii) 30,000 shares that Mr. Caputo is entitled to purchase upon the exercise of non-qualified stock options issued in connection with the Caputo Note (see PART I, Item 7 and Note 16 to the Financial Statements), and (iii) 24,980 shares that Mr. Caputo holds jointly with his wife. R. Scott Caputo is the son of Anthony C. Caputo.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
              PERSONS

         (a) Identify Directors and Executive Officers.

         The following table sets forth: (1) names and ages of all persons who presently are and who have been selected as directors of the Registrant; (2) all positions and offices with the Registrant held by each such person; (3) the term of office of each person named as a director; and (4) any period during which he or she has served a such:

Name                          Age       Position &                 Duration and                  Director and/or
----                          ---       Office with                Expiration                    Officer Since
                                        Registrant                 Date of                       ---------------
                                        ----------                 Present Term
                                                                   ------------

Stephen L. Shulman            57        President, Chief           Next Annual Meeting of        August 7, 2000(1)
                                        Executive Officer and      Stockholders(3)
                                        Chairman

Nicholas Anderson             65        Chief Technology Officer   Next Annual Meeting of        October 1994(1)
                                        and Director               Stockholders(3)

Arthur N. Smith               75        Chief Financial Officer    Next Annual Meeting of        August 7, 2000(1)
                                                                   Stockholders

Scott W. Straka               37        Director                   Next Annual Meeting of        August 7, 2000(1)
                                                                   Stockholders(3)

Lee W. Greenberg              44        Director                   Next Annual Meeting of        January 10, 2001(2)
                                                                   Stockholders(3)

Leonard S. Bellezza           53        Director                   Next Annual Meeting of        January 10, 2001(2)
                                                                   Stockholders(3)

(1) Anthony C. Caputo resigned as Chairman of the Registrant's Board of Directors on August 7, 2000. Nicholas Anderson resigned as President and Chief Operating Officer of the Registrant on August 7, 2000 and Stephen L. Shulman was elected in his place and stead to serve until the next annual meeting of the Board of Directors of the Registrant. On the same day, Mr. Anderson was elected as the Registrant's Chief Technology Officer. Gerard
     S. DiFiore resigned as a Director of the Registrant on August 7, 2000 and Stephen L. Shulman was elected in his place and stead to serve until the next annual meeting of the stockholders of the Registrant. On August 7, 2000, Mr. Arthur Smith was elected Chief Financial Officer of the Registrant. The change in the Registrant's management was occasioned by the August 7, 2000 business combination with Percon represented by the Asset Agreement and the Stockholders' Agreement.

(2) On January 10, 2001, Mr. Greenberg and Mr. Bellezza were elected to serve as Directors of the Registrant.

(3) Each director was elected to serve on the Registrant's Board of Directors pursuant to a certain stockholders agreement (the "Stockholder's Agreement") entered into in connection with the Asset Agreement. The terms of service for such Directors are governed by the terms of the Stockholder's Agreement.

           Business Experience

           The following is a brief account of the experience, during the past five years, of each director and executive officer of the Registrant:

           Stephen L. Shulman has been the Registrant's President, Chief Executive Officer and a Chairman of the Board since August 2000 and he devotes his full time to the affairs of the Registrant. From February 1996 until August 2000, Mr. Shulman was a founder of Performance Control, LLC and served as a member and a manager thereof since its inception. From September 1986 until February 1996, Mr. Shulman was the founder and Chairman of Fiberoptic Sensor Technology, Inc., a, manufacturer and marketer of pressure sensors for medical and industrial applications in Ann Arbor, Michigan, for which he served as its President from 1986 to 1992. Prior thereto, Mr. Shulman was President of Medical Devices Inc. of Michigan, a privately held manufacturer's representative company. Mr. Shulman has over 20 years of sales and marketing management experience with Medtronic, Inc. and Pacesetter Medical Systems. Mr. Shulman attended Wayne State University.

           Nicholas Anderson, a founder of the Registrant, served as the Registrant's President, Chief Executive Officer and a Director from its inception in 1994 until August 2000 when he became Chief Technology Officer and he devotes his full time to the affairs of the Registrant. Mr. Anderson has over 20 years experience in the sale, marketing and product development of electrical and electronic products, primarily in the energy saving market. From September 1992 until September 1994, Mr. Anderson has been a Director of Energy Services of Coyne Electrical Contracting, Inc., a major electrical service organization based in New York City. From June 1988 until August 1992, Mr. Anderson was the founder and Chief Executive Officer of Power Reducing Equipment, Inc., a company formed to develop products to reduce energy consumption in AC motors. During this period, Mr. Anderson obtained a patent, which was issued in April 1994. From 1980 to 1988, Mr. Anderson was President of Commander Control, Inc., a subsidiary of Endless Energy Corporation, a conglomerate involved in the manufacture and sale of various energy saving products. In this capacity, Mr. Anderson was responsible for designing a complete line of motor controllers and for manufacturing various energy products including controllers in South Korea and Hong Kong. Mr. Anderson was also responsible for creating a worldwide distribution network for motor controllers including the United States, the United Kingdom, Belgium, Greece, Japan, Hong Kong, South Korea, Mainland China, Venezuela and the Dominican Republic. Mr. Anderson attended the City College School of Engineering, and received a certification in Electronics Design from Manhattan Technical Institute in 1957.

           Arthur N. Smith has been the Registrant's Chief Financial Officer since August, 2000 and he devotes his full time to the affairs of the Registrant. From April 1997 to August 2000, Mr. Smith had been the Comptroller for Performance Control LLC. He was President and Chairman of Healthmaster, Inc. a software development company from 1989 through January 1997. Mr. Smith has been a Certified Public Accountant in the State of Michigan since 1952 and was in private practice until 1988. Mr. Smith received a Bachelor of Arts degree in accounting from Wayne State University in 1948.

           Scott W. Straka has been a director of the Registrant since August 2000. Simultaneously therewith since 1996, Mr. Straka has been employed by the Power and Industrial Division of Hitachi America, LTD, an international manufacturer of engineered equipment serving the power generation market, as a Project and Sales Manager for three different product types with $71 million in annual sales. Prior thereto since 1990, Mr. Straka served as a Sales Engineer in the Plainfield, NJ office of Sulzer Bingham Pumps, Inc., a Portland, OR, manufacturer and distributor of centrifugal pumps for the power and refinery industry. Prior thereto since 1986, Mr. Straka served as a Consulting Engineer for Mult Tech Associates, Inc. an engineering consulting company in South Plainfield, NJ. Mr. Straka received a Bachelor of Science degree in Mechanical Engineering from the University of Dayton in 1986.

           Lee W. Greenberg has served as Director since January 10, 2001. Since September 1997, Mr. Greenberg has served as a director and/or as an advisor to various corporations. From July 1995 to August 1997, Mr. Greenberg served as President and then as Chief Executive Officer of Gridcore Systems International. From approximately early 1993 to April 1995, Mr. Greenberg served as President and subsequently as an advisors of the West Coast subsidiary of Ply Gem Industries. Mr. Greenberg received a Bachelor's degree from the University of Hartford and a law degree from Pepperdine University in 1979.

           Mr. Bellezza has served as a Director since January 10, 2001. Since February 2001, Mr. Bellezza has been a senior manager with Deloitte & Touche in New York. From November 1999 to December 2000, he was a contract consultant for smartcasual.com. From June 1997 to November 1999, Mr. Bellezza was employed by Frederick Atkins as a vice president and a member of its operations committee. From November 1993 to June 1997, Mr. Bellezza served as a consultant in various aspects of the retail management, logistics and information technology industries. Mr. Bellezza earned a BA in Economics and an MBA from Rutgers University.

           (b) Identification of Certain Significant Employees

           The Registrant does not presently employ any person as a significant employee who is not an executive officer but who makes or is expected to make a significant contribution to the business of the Registrant. All executive officers of the Registrant are full-time employees and are not employed by other companies.

           (c)  Family Relationships

           No family relationship exists between any director or executive officers of the Registrant.

           (d)  Involvement in Certain Legal Proceedings

           No event listed in Sub-paragraphs (1) through (4) of Subparagraph (d) of Item 401 of Regulation S-B, has occurred with respect to any present executive officer or director of the Registrant or any nominee for director during the past five years and which is material to an evaluation of the ability or integrity of such director or officer.

ITEM 6.    EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE

           The following table sets forth the fiscal years ended December 31, 2000, 1999 and 1998, respectively, the cash and non-cash compensation awarded, paid or accrued by the Registrant to Stephen Shulman, President, Chief Executive Officer and Director, Nicholas Anderson Chief Technology Officer and Director and Arthur Smith, Chief Financial Officer (the "Named Executive Officers"). No other executive officers of the Registrant earned an excess of $100,000 in total annual salary and bonus for 1998, 1999 and 2000 in all capacities which such person served the Registrant.


                                               Annual Compensation                     Long-Term Compensation
                                           ----------------------------         --------------------------------------


      Name and          Fiscal Year
 Principal Position

                                                                                        Awards               Payouts
                                                                                ---------------------     -----------

                                                                    Other                    Securities                    All
                                                                   Annual                    Under-lying                  Other
                                                                   Compen-     Restricted     Options/                   Compen-
                                                                   sation        Stock           SAR          LTIP       sation
                                          Salary        Bonus        ($)        Award(s)         (#)        Payments       ($)
                                           ($)           ($)                      ($)                          ($)


Stephen Shulman,       2000           50,000              -           -            -        650,000(3)          -            -
President and Chief
Executive Officer
and Director(2)
------------------------------------------------------------------------------------------------------------------------------------
Nicholas Anderson,     2000           50,000(4)(5)        -           -            -        300,000(6)          -            -
Chief Technology
Officer(1)
------------------------------------------------------------------------------------------------------------------------------------
Nicholas Anderson,     1999           -                    -       72,000(4)        -              -             -            -
President and CEO(1)
------------------------------------------------------------------------------------------------------------------------------------
Nicholas Anderson,     1998           -                    -       60,000(4)        -              -             -            -
President and CEO(1)
------------------------------------------------------------------------------------------------------------------------------------
Arthur Smith,          2000           35,000               -          -             -       50,000(7)            -            -
Chief Financial
Officer(1)


1 On August 7, 2000, Nicholas Anderson resigned as President and Chief Executive Officer of the Registrant and Stephen Shulman was elected in his place and stead to serve until the next annual meeting of the Board of Directors of the Registrant. On the same day, Mr. Anderson was elected as the Registrant's Chief Technology Officer and Arthur Smith was elected as the Registrant's Chief Financial Officer.

2 Consists of 400,000 shares issuable upon exercise of a nonqualified stock option and 250,000 shares issuable upon exercise of an Incentive Stock Option, each granted under the 2000 Plan on September 7, 2000, having an exercise price of $2.00 per share. Each of these options contains certain vesting provisions as referenced in the footnotes to PART I, Item 4 - "Security Ownership of Management and Certain Beneficial Owners".

3 From January 1, 2000 through August 6, 2000, Mr. Anderson did not earn nor receive any commission payments. On August 7, 2000, Mr. Anderson's form of compensation was changed from commission based to salary based compensation and, as to this date, Mr. Anderson's annual salary was set at $120,000.

4 Mr. Anderson was compensated on a commission basis for the performance of his services during this time period.

5 Consists of (i) 131,820 shares issuable upon exercise of non-qualified stock options and (ii) 18,180 shares issuable upon exercise of Incentive Stock Options. All options were granted on November 6, 1996 under the 1994 Plan and the original exercise prices ($4.50 and $5.00 respectively) were repriced on September 7, 2000 to $2,00 per share. Also includes 150,000 shares issuable upon exercise of an Incentive Stock Option granted on September 7, 2000 under the 2000 Plan, at a per share exercise price of $2.00.

6 Consists of 50,000 shares issuable upon exercise of a Incentive Stock Option granted under the 2000 Plan on September 7, 2000 having an exercise price of $2.00 per share. This option contains certain vesting provisions as referenced in the footnotes to PART I, Item 4 - "Security Ownership of Management and Certain Beneficial Owners."

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

         The following table sets forth information with respect to individual grants of stock options to the Named Executive Officers and repricing of stock options held by the Named Executive Officers during fiscal 2000.


-------------------------- ------------------- ------------------------- ------------------ ------------------------
Name of Officer                Number of         Percentage of Total     Exercise or Base       Expiration Date
                               Securities      Options/SARS Granted to    Price ($/Share)
                               Underlying        Employees in Fiscal
                              Options/SARS             Year(1)
                                Granted
-------------------------- ------------------- ------------------------- ------------------ ------------------------
Stephen Shulman                       650,000           50.2%                  $2.00        September 7, 2010
-------------------------- ------------------- ------------------------- ------------------ ------------------------
Nicholas Anderson                     150,000           11.6%                  $2.00        September 7, 2010
-------------------------- ------------------- ------------------------- ------------------ ------------------------
Nicholas Anderson                     150,000*         Repriced                $2.00        November 6, 2001
-------------------------- -------------------  ------------------------ ------------------ ------------------------
Arthur Smith                           50,000            3.9%                  $2.00        September 7, 2010
-------------------------- ------------------- ------------------------- ------------------ ------------------------

* Repriced on September 7, 2001. See footnotes to previous table.

1 On September 7, 2000, the Company issued 480,000 non-qualified stock options and 815,000 Incentive Stock Options to employees of the Registrant under the 2000 Plan, at an exercise price of $2.00 per share. All options begin vesting on September 7, 2001.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

           The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during Fiscal 2000 and the number and value of unexercised options held as of end Fiscal 2000.


   Name of Executive         Number of      Value Realized    Number of Securities Underlying     Value of Unexercised
        Officer           Shares Acquired         ($)          Unexercised Options at Fiscal    In-The-Money Options at
                            on Exercise                                  Year End:                Fiscal Year End($);
                                                                (Exercisable/Unexercisable)          (Exercisable/
                                                                                                     Unexercisable)
------------------------- ----------------- ---------------- ---------------------------------- -------------------------
Stephen Shulman                  0                 0                     0/650,000                          0/$1,300,000
------------------------- ----------------- ---------------- ---------------------------------- -------------------------
Nicholas Anderson                0                 0                  150,000/150,000                  $300,000/$300,000
------------------------- ----------------- ---------------- ---------------------------------- -------------------------
Arthur Smith                     0                 0                     0/50,000                             0/$100,000
------------------------- ----------------- ---------------- ---------------------------------- -------------------------


                 LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

         During the two fiscal years ended December 31, 2000, the Registrant made no LTIP awards.

Compensation Of Directors

           Each Director was elected to serve on the Registrant's Board of Directors pursuant to the Stockholder's Agreement. Directors of the Company who are employees do not receive any compensation for their services as members of the Board of Directors, but are reimbursed for expenses incurred in connection with their attendance at annual meetings of the Board of Directors.

           The Company has agreed to compensate Scott W. Straka, Lee W. Greenberg and Leonard S. Bellezza for their service as directors. Each received a non-qualified stock option to purchase 50,000 shares of the Registrant's Common Stock at an exercise price of $2.00 per share and the vesting provisions of these options are disclosed in the footnotes to PART I, Item 4.

Employment Contracts And Termination Of Employment, And Change-In Control Arrangements

           All employees of the Registrant are parties to customary agreements regarding non-disclosure/non competition and ownership of intellectual property.

           The compensation committee of the Registrant is currently reviewing the proposed employment agreements of Mr. Shulman for his services as Chairman, President and Chief Executive Officer and Mr. Anderson for his services as Chief Technology Officer. The proposed agreements are for a base term of five (5) years, and are thereafter renewable for additional periods of three (3) years unless the Registrant gives notice to the contrary. In accordance with the proposed agreements with the Registrant, Messrs. Shulman's and Anderson's 2001 base salary is $120,000, increasing annually thereafter in $18,000 increments. In the event the Registrant is financially unable to pay Messrs. Shulman and Anderson their annual increase in salary, then the Board of Directors (the "Board") may elect to defer the payment of the salary increase. All salary payments deferred by the Board shall accrue in favor of the respective party. In addition, Messrs. Shulman and Anderson are entitled to receive an annual cash bonus based upon a percentage of the Registrant's pre-tax income (as defined) for each fiscal year in accordance with a sliding scale schedule contained in the agreements. No bonus is payable unless and until the Registrant earns pre-tax income in excess of $500,000. The proposed agreements also provide for certain non-competition and non-disclosure covenants of the executives and for certain Registrant paid fringe benefits such as disability insurance and inclusion in pension, profit sharing, stock option, savings, hospitalization and other benefit plans at such times as the Registrant shall adopt them.

         The proposed employment agreements for Messrs. Shulman and Smith also provide for the payment of additional severance compensation of $468,000 in the event that at any time during the term thereof (i) the agreement is terminated by the Registrant without cause (as defined therein), or (ii) terminated by the employee due to a change in control (as defined therein). The Registrant believes that the change in control provisions in these proposed agreements may tend to discourage attempts to acquire a controlling interest in the Registrant and may also tend to make the removal of management more difficult; however, the Registrant believes such provisions provide security and decision-making independence for its executive officers.

Report On Repricing Of Options/SARs

           No stock options or freestanding SAR's were repriced during the last fiscal year ended December 31, 2000 while the Registrant was a reporting company pursuant to 13(a) or 15(d) of The Exchange Act. As referenced above, Incentive Stock Options and non-qualified stock options to purchase an aggregate of 500,000 shares of the Registrant's common stock granted on November 1, 1996 at $5.50 and $5.00 per share, respectively, were repriced to $2.00 per share on September 7, 2000.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           (a)(b) Transactions With Executive Officers, Directors and Principal Stockholders, Etc.

Bank Loan Stock Pledge

            On September 30, 2000, Nicholas Anderson, an executive officer, director and principal stockholder of the Registrant, pledged an aggregate of 50,000 shares of the Registrant's common stock to Michigan Heritage Bank as collateral security for a $100,000 line of credit the Registrant secured from the bank. This line of credit was subsequently repaid and the shares returned.

The Asset Agreement and the Stockholder's Agreement

           As part of the Asset Agreement, the Registrant, Nicholas Anderson and Anthony Caputo, the Registrant's two principal stockholders prior to consummation of the Asset Agreement; and Percon, Philip Elkus and Stephen L. Shulman, Percon's two principal members, entered into a Stockholders' Agreement dated August 7, 2000. The terms of the Stockholders Agreement are described in
PART I, Item 1 under the caption "Stockholders' Agreement" and such description is incorporated herein by reference.

Stockholder's Loan

           On September 29, 1999, the Registrant borrowed $100,000 (the "Caputo Loan") from R. Scott Caputo (the "Lender") the son of Anthony Caputo who was at that time President and Chairman of the Registrant (see Note 16 to the Financial Statements). As consideration for the loan, Nicholas Anderson, the then
President and Chief Executive Officer, granted Mr. Caputo a first lien and security interest in and to an aggregate of 200,000 shares of the Registrant's common stock owned by Nicholas Anderson. As additional consideration, the
Registrant issued Mr. Caputo a nonqualified stock option to purchase 30,000 shares of the Registrant's common stock at a floating exercise price equal to the mean between the closing bid and ask price of the Registrant's common stock.

           On September 7, 2000, the parties extended the term of the Loan. As additional consideration for the extension of the maturity date of the Loan, the Registrant authorized the issuance to the Lender of a common stock purchase warrant (the "Caputo Warrant") to purchase 75,000 shares of the Registrant's common stock at an exercise price of $2.00 per share. On March 15, 2001, the entire principal amount of the Caputo Loan, plus interest accrued thereon, and the Caputo Warrant were converted into 125,000 shares of the Registrant's common stock.

            Except for the foregoing, during the two fiscal years ended December 31, 2000, and except for the Asset Agreement described under PART I, Item 1, no officer, director or relative or spouse of the foregoing persons or any shareholder known by the Registrant to own of record or beneficially more than five (5%) percent of the Registrant's Common Stock, had a direct or indirect material interest in any transaction or presently proposed transaction to which the Registrant or any of its parents or subsidiaries was or is a party.

           (c) Parents. Nicholas Anderson and Anthony C. Caputo, each founding shareholders of the Registrant, may be deemed to be a parent of the Registrant. See PART I, Item 4 for their beneficial ownership of shares.


ITEM 8.    DESCRIPTION OF SECURITIES

           The authorized capital stock of the Registrant consists of (i) 9,000,000 shares of Common Stock, par value $.001 per share, of which 6,368,370 shares are issued and outstanding as of March 23, 2001 and (ii) 1,000,000 shares of authorized but unissued preferred stock, par value $.001 per share, of which no shares are outstanding. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this Registration Statement.

Common Stock

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Please see PART I, Items 1 and 7 for a description of the Stockholders' Agreement. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Registrant, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

         Dividends, if any, will be contingent upon the Registrant's revenues and earnings, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Registrant's Board of Directors. The Registrant presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends.


                                     PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

         Since approximately November 1996, the Registrant's common stock was traded in the over-the-counter market on the National Association of Securities Dealers, Inc. OTC Bulletin Board System ("OTCBB") under the symbol "PREF". On March 21, 2000 the OTCBB delisted the common stock and since that date the common stock has been traded in the pink sheets. The following table sets forth the range of high and low bid price information for the common stock as reported by the OTCBB (or as applicable, the National Quotation Bureau, Inc.) ("NQB") for each fiscal quarter for the past two fiscal years or such shorter period that there has been a public trading market. High and low bid quotations represent prices between dealers without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                                Bid Prices
                                                                ----------
                                                            High           Low
                                                            ----           ---
    FISCAL  1999
    First Quarter (ended March 31)                         9.125          6.125
    Second Quarter  (ended June 30)                        9.125            6
    Third Quarter (ended September 30)                    11.8125        7.6875
    Fourth Quarter (ended December 31)                     13.25            6
    FISCAL 2000
    First Quarter (ended March 31)
         OTCBB (period ended March 21)                      9.25           5.5
         Pink Sheets                                         9              3
    Second Quarter (ended June 30)                          3.50          1.95
    Third Quarter (ended September 30)                     4.125          2.75
    Fourth Quarter (ended December 31)                     4.125          2.07
    FISCAL  2001
    First Quarter (ended March 31)                          4.45          2.10

Warrant Overhang

         As of March 31, 2001, there were a total of 786,720 common stock purchase warrants of the Registrant outstanding consisting of:

o 36,720 warrants issued on July 15, 1996 to a placement agent in connection with a Rule 504 offering by the Registrant;

o 700,000 warrants issued in connection with the May 2000 Placement (See PART II, Item 4); and

o 50,000 warrants issued on August 7, 2000 to a consultant for services rendered in connection with the Asset Agreement (See PART I, Item 1).

         As the warrants set forth in this section have not been exercised by the respective warrant holders, the Holding Period, as defined under Rule 144(d) of the Securities Act, required for Rule 144 re-sales (the "Holding Period") has not begun to run and thus, none of the warrants or the underlying shares of common stock may be sold pursuant to Rule 144.

Option Overhang

         As of March 31, 2001, there were a total of 2,035,000 stock options of the Registrant outstanding consisting of:

o 500,000 stock options granted under the 1994 Plan. These options consisted of: (i) 443,640 non-qualified stock options, and (ii) 56,360 Incentive Stock Options. All of these options were granted on November 6, 1996;

o 1,505,000 stock options granted under the 2000 Plan. These options consisted of: (i) 815,000 Incentive Stock Options granted on September 7, 2000, and (ii) 690,000 non-qualified stock options of which 480,000 options were granted on September 7, 2000 and 180,000 options were granted on January 10, 2001. (See PART I, Item 4); and

o 30,000 non-qualified stock options granted to R. Scott Caputo on September 29, 1999 (See PART I, Item 7).

         As the options set forth in this section have not been exercised by the respective option holder, the Holding Period has not begun to run and thus, none of the options or the underlying shares of common stock may be sold pursuant to Rule 144.

Holders

         As of March 23, 2001 there were approximately 47 record holders of the Registrant's Common Stock.

Dividends

         The Registrant has never declared or paid a dividend on its Common Stock, and management expects that all or a substantial portion of the Registrant's future earnings will be retained for expansion or development of the Registrant's business. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Registrant's earnings, capital requirements, financial condition and other relevant factors such as contractual obligations. Management does not anticipate that the Registrant will pay dividends on the Common Stock in the foreseeable future. Moreover, there can be no assurance that dividends can or will ever be paid.

Reports to Stockholders.

         Registrant understands that as a Section 12(g) reporting company it will be subject to the reporting requirements of Section 14 of the Exchange Act which will, inter alia, require the Registrant to file and deliver annual reports and proxy statements to its stockholders. The Registrant will also be subject to the disclosure rules of Regulation SB for a small business issuer under the Exchange Act and will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Registrant will be required to file current reports and proxy and information statements from time to time as required.

         The public may read and copy any materials the Registrant files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2.           LEGAL PROCEEDINGS

         The Registrant is involved with certain claims and counterclaims related to litigation for breach of contract arising out of the manufacture of certain electronic component parts. The Registrant does not expect the outcome of this matter to have a material adverse effect on the Registrant's financial position or results of operations.

         Other than the aforementioned matter, there is no other litigation pending or threatened by or against the Registrant.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         (a) During the two fiscal years ended December 31, 2000, the Registrant did not experience a change of independent accountants.

         (b) That with respect to the financial statements of the Registrant for two fiscal years ended December 31, 2000, there were no disagreements between the Registrant and any accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of the accountants involved would have caused them to make reference in connection with their report to the subject matter of the disagreement.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

         During the three fiscal years ended December 31, 2000, the Registrant consummated the following transactions.

The May 16, 2000  Private Placement Memorandum

         From May 16, 2000 to March 7, 2001, the Registrant sold in a private offering solely to accredited investors (the "May 2000 Placement"), as that term is defined in Rule 501(a) of Regulation D under the Securities Act, units ("Units") consisting of (i) one common stock purchase warrant (the "Warrants") and (ii) one share of Common Stock pursuant to a private placement memorandum dated May 16, 2000. The Units were sold at a price of $1.00 per Unit. In the transaction an aggregate of 700,000 Units were issued to 18 accredited investors. The Units were sold for cash and offers and sales were made in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act. On May 12, 2000, the Registrant issued $50,000 principal amount 12% promissory notes. As referenced in the memorandum for the May 2000 Placement, these notes and the interest accrued thereon, were automatically converted into 50,000 Units and such Units were included in the Registrant's closing of the minimum offering amount for the May 2000 Placement.

The Asset Agreement

         On August 7, 2000, and as disclosed herein under the caption "Business Development" in PART I, Item 1, the Registrant issued an aggregate of 1,004,853 shares of common stock to Percon pursuant to the Asset Agreement. Also under the terms of the Asset Agreement, the Registrant issued (i) 107,392 shares of Common Stock to five members of Percon and (ii) warrants to purchase 50,000 shares of Registrant's common stock to a consultant providing advice on the Asset
Agreement. The issuance of the foregoing shares and warrants were made in reliance of Section 4(2) of the Securities Act, were made in privately negotiated transactions and did not involve any form of general solicitation or advertising. There was a pre-existing business relationship between the Registrant and Percon and their respective shareholders and members, as Percon was the Registrant's key distributor and major customer since 1996.

         In January 2001, the Registrant issued 47,525 shares of common stock as payment for services rendered by three individuals or firms that provided services to the Registrant in connection with the Asset Agreement. The issuances of these shares were made in reliance on Section 4(2) of the Securities Act.

Conversion of Note

         On March 15, 2001, the Registrant issued 125,000 shares of the Registrant's common stock to Mr. Caputo in consideration for his conversion of the Caputo Note, plus the interest accrued thereon (see PART I, Item 7 and Note 16 to the Financial Statements).

Granting of Options and Warrants

         On January 10, 2001, the Registrant granted 100,000 nonqualified stock options, vesting over a five year period, at an exercise price of $2.00 per share, as follows: (i) 50,000 options were issued to Lee W. Greenberg and (ii) 50,000 options were issued to Leonard S. Bellezza.

         On September 7, 2000, the Registrant granted 590,000 nonqualified stock options, vesting over a five year period, at an exercise price of $2.00 per share, as follows: (i) 50,000 options were issued to Scott W. Straka, (ii)
60,000 options were issued to consultants of the Registrant, (iii) 80,000 options were issued to an employee of the Registrant and (iv) 400,000 options were issued to Stephen Shulman. In addition, the Registrant granted 915,000 Incentive Stock Options, vesting over a five year period, at an exercise price of $2.00 per share, as follows: (i) 250,000 Incentive Stock Options were issued to Stephen Shulman, (ii) 150,000 Incentive Stock Options were granted to Nicholas Anderson, (iii) 50,000 Incentive Stock Options were granted to Arthur Smith and (iv) 365,000 Incentive Stock Options were granted to other employees of the Registrant. The granting of these options were made in reliance on Rule 701 of the Securities Act.

         On August 1, 2000, the Registrant issued a five year warrant to purchase 50,000 shares of the Registrant's common stock, at a per share price of $2.00. This warrant was issued in consideration for services performed in connection with the Asset Agreement.

         On September 29, 1999, the Registrant granted 30,000 non-qualified stock options to R. Scott Caputo as consideration for the Caputo Loan. (See PART I, Item 7 and Note 16 to the Financial Statements).

Earlier Issuances

         In December 1998 and January 1999, the Registrant sold an aggregate of 200,000 shares of common stock to two accredited investors who each purchased 100,000 shares at a price of $1.00 per share. Securities were sold for cash and offers and sales were made in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

         In 1996 the Registrant offered and sold 183,600 shares of the Registrant's common stock pursuant to Rule 504 of Regulation D (the "504 Placement"). Securities were sold for cash solely to accredited investors in the states of New York and New Jersey.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the Registrant's Certificate of Incorporation and under Delaware law, directors of the Registrant are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

         Pursuant to both the Registrant's Certificate of Incorporation and Delaware law, the Registrant's officers and directors are indemnified by the Registrant for monetary damages for breach of fiduciary duty, except for liability which arises in connection with (i) a breach of duty or loyalty, (ii) acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividend payments or stock repurchases illegal under Delaware law, or (iv) any transaction in which the officer or director derived an improper personal benefit. The Registrant's Certificate of Incorporation does not have any effect on the availability of equitable remedies (such as an injunction or rescissions) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances. Following this offering, the Registrant intends to secure director and officer liability coverage.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                          POWER EFFICIENCY CORPORATION

                              FINANCIAL STATEMENTS

         Independent Auditor's Report                              F-1
         Financial Statements:
                      Balance Sheet                                F-2
                      Statements of Operations                     F-3
                      Statements of Change in                      F-4
                         Stockholders' Equity (Deficit)
                      Statements of Cash Flow                      F-5
         Notes to Financial Statements                             F-6 - F-17

                          POWER EFFICIENCY CORPORATION

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

POWER EFFICIENCY CORPORATION

DECEMBER 31, 2000 AND 1999




INDEX TO FINANCIAL STATEMENTS

                                                                      Page

Independent Auditors' Report..........................................  F-1

Financial Statements:

    Balance Sheet.....................................................  F-2

    Statements of Operations..........................................  F-3

    Statements of Changes in Stockholders' Equity (Deficit)...........  F-4

    Statements of Cash Flows..........................................  F-5

Notes to Financial Statements........................................F-6 - F-17

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Power Efficiency Corporation
Ann Arbor, Michigan


We have audited the accompanying balance sheet of Power Efficiency Corporation, (a Delaware corporation) (the "Company") as of December 31, 2000, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Power Efficiency Corporation at December 31, 2000 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and current liabilities exceed current assets by $265,638. These matters raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                        /s/Sobel & Co., LLC
                                        Certified Public Accountants

March 9, 2001
Livingston, New Jersey


See independent auditors' report and notes to financial statements.          F-1

POWER EFFICIENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2000



ASSETS

  CURRENT ASSETS:
     Cash and cash equivalents                                                                    $       8,492
     Accounts receivable, net of reserve of $5,000                                                      114,166
     Inventory                                                                                          526,454
     Prepaid expenses                                                                                       443
                                                                                                ------------------
          Total Current Assets                                                                          649,555
                                                                                                ------------------

  PROPERTY AND EQUIPMENT, Net                                                                           132,315
                                                                                                ------------------

   OTHER ASSETS:
     Deposits                                                                                             6,000
     Patent application costs, net                                                                       17,089
     Deferred financing costs, net                                                                       51,936
     Goodwill, net                                                                                      558,154
     Customer contracts, manuals and sales literature, net                                              197,426
     Website and customer list, net                                                                     119,260
                                                                                                ------------------
           Total Other Assets                                                                           949,865
                                                                                                ------------------

                                                                                                     $1,731,735
                                                                                                ==================

LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES:
     Cash overdraft                                                                             $          -
     Line of credit agreement                                                                           277,887
     Accounts payable and accrued expenses                                                              485,695
     Accrued salaries and payroll taxes                                                                  51,611
     Stockholder loan payable                                                                           100,000
                                                                                                ------------------
          Total Current Liabilities                                                                     915,193
                                                                                                ------------------

  COMMITMENTS AND CONTINGENCIES

  STOCKHOLDERS' EQUITY:
     Preferred stock, $.001 par value,
       1,000,000 shares authorized, none outstanding                                                          -
     Common stock, $.001 par value, 9,000,000 shares
       authorized, 6,043,370 and 4,383,600 issued and
       outstanding in 2000 and 1999, respectively                                                         6,043
     Additional paid-in capital                                                                       2,743,175
     Accumulated deficit                                                                             (1,932,676)
                                                                                                ------------------
          Total Stockholders' Equity                                                                    816,542
                                                                                                ------------------

                                                                                                     $1,731,735
                                                                                                ==================


See independent auditors' report and notes to financial statements.          F-2

POWER EFFICIENCY CORPORATION
STATEMENTS OF OPERATIONS


                                                                 Year Ended December 31,
                                                                2000                 1999
                                                         -------------------- --------------------
REVENUES                                                        $ 179,524           $   83,679
                                                         -------------------- --------------------

COSTS AND EXPENSES:
    Cost of sales                                                 157,035              186,831
    Research and development                                      120,429               23,232
    Selling, general and administrative                           562,910              291,587
                                                         -------------------- --------------------
           Total Costs and Expenses                               840,374              501,650
                                                         -------------------- --------------------

LOSS BEFORE PROVISION FOR INCOME TAXES                           (660,850)            (417,971)

PROVISION FOR INCOME TAXES                                            200                  200
                                                         -------------------- --------------------

NET LOSS                                                        $(661,050)           $(418,171)
                                                         ==================== ====================

LOSS PER COMMON SHARE                                           $(.13)               $(.10)
                                                         ==================== ====================

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                                            5,034,108            4,369,017
                                                         ==================== ====================

See independent auditors' report and notes to financial statements.          F-3

POWER EFFICIENCY CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2000 AND 1999





                                                                                                            Total
                                              Common Stock           Additional                         Stockholders'
                                       ---------------------------    Paid-in         Accumulated          Equity
                                          Shares        Amount        Capital           Deficit           (Deficit)
                                       ------------- ------------- --------------- ------------------ ------------------
BALANCE,
  January 1, 1999                        4,208,600       $4,209      $   948,893      $   (853,455)     $     99,647

Sale of Common Stock:
  February 1999, cash,
  third party, $1 per share                175,000          175          174,825                 -           175,000

  Net loss, 1999                                 -            -                -          (418,171)         (418,171)
                                       ------------- ------------- --------------- ------------------ ------------------

BALANCE,
  December 31, 1999                      4,383,600        4,384        1,123,718        (1,271,626)         (143,524)

Sale of Common Stock:
   Private Placement
  Memorandum sold at various
  times during the year                    500,000          500          499,500                 -           500,000

Costs associated with Private
  Placement Memorandum                           -            -          (64,941)                -           (64,941)

Common stock issued for
  services rendered                         47,525           47           73,765                 -            73,812

Common stock issued in
  conjunction with acquisition
  of Performance Control                 1,112,245        1,112        1,111,133                 -         1,112,245

  Net loss, 2000                                 -            -                -          (661,050)         (661,050)
                                       ------------- ------------- --------------- ------------------ ------------------

BALANCE,
  December 31, 2000                      6,043,370       $6,043       $2,743,175       $(1,932,676)      $   816,542
                                       ============= ============= =============== ================== ==================



See independent auditors' report and notes to financial statements.          F-4

POWER EFFICIENCY CORPORATION
STATEMENTS OF CASH FLOWS


                                                                                        Year Ended December 31,
                                                                                        2000              1999
                                                                                  ----------------- ------------------
CASH FLOWS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
  --------------------
    Net loss                                                                          $(661,050)        $(418,171)
      Adjustments to reconcile net loss to net cash
        used for operating activities:
          Depreciation and amortization                                                  94,900            17,662
          Changes in certain assets and liabilities:
             (Increase) decrease in:
           Accounts receivable                                                          (43,916)          112,033
           Officer's loan receivable                                                          -               627
           Inventory                                                                     28,679               608
           Prepaid expenses                                                                   -             4,309
           Other current assets                                                               -               817
           Deposits                                                                       4,000                 -
              Increase (decrease) in:
           Accounts payable and accrued expenses                                       (106,727)          (14,543)
           Accrued salaries and payroll taxes                                            14,930            29,072
                                                                                  ----------------- ------------------
                Net Cash Used for Operating Activities                                 (669,184)         (267,586)
                                                                                  ----------------- ------------------

  INVESTING ACTIVITIES:
  --------------------
    Purchase of fixed assets                                                                  -            (9,580)
                                                                                  ----------------- ------------------

  FINANCING ACTIVITIES:
  --------------------
    Proceeds from issuance of equity securities                                         500,000           175,000
    Costs associated with equity raise offset to
      additional paid-in capital                                                        (64,941)                -
    Costs associated with obtaining credit agreement                                    (34,920)                -
    Advances on line of credit agreement                                                277,887                 -
    Loan from stockholder                                                                     -           100,000
                                                                                  ----------------- ------------------
                Net Cash Provided by Financing Activities                               678,026           275,000
                                                                                  ----------------- ------------------

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                                                    8,842            (2,166)

CASH AND CASH EQUIVALENTS:

    Beginning of year                                                                      (350)            1,816
                                                                                  ----------------- ------------------

    End of year                                                                     $     8,492      $       (350)
                                                                                  ================= ==================


See independent auditors' report and notes to financial statements.          F-5

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


--------------------------------------------------------------------------------
NOTE 1  -  NATURE OF BUSINESS:
--------------------------------------------------------------------------------


Power Efficiency Corporation ("Power Efficiency" and/or the "Company"), was incorporated in Delaware on October 19, 1994. Power Efficiency designs, develops, markets and sells proprietary solid state electrical components designed to effectively reduce energy consumption in alternating current induction motors. Alternating current induction motors are commonly found in industrial and commercial facilities throughout the world. The Company currently has two principal and proprietary products: the Three Phase Power Commander, which is used in industrial applications, and the Single Phase Power Commander, which is used in consumer applications. The Company also engages in research and development of new, related energy saving products.

The Company's primary customers are industrial and commercial accounts located throughout the United States of America.


--------------------------------------------------------------------------------
NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents:
The Company considers all highly liquid investments with an original maturity of three months or less to be "Cash Equivalents".

Inventories:
Inventories are valued at the lower of cost (first-in, first-out) or market. The Company reviews inventory for impairments to net realizable value whenever circumstances warrant. There is no current indication that the Company's inventories might not be recoverable.

Research and Development:
Research and development expenditures are charged to expense as incurred.

Property, Equipment and Depreciation:
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred, while betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years.

Website, Customer List and Amortization:
Website and customer list are stated at cost. Amortization is computed based upon the estimated useful life of the website and customer list, which is three years.

See independent auditors' report and notes to financial statements.          F-6

--------------------------------------------------------------------------------
NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)
--------------------------------------------------------------------------------

Patent Application Costs:
Patent application costs consist of costs incurred in applying for U.S. patents based upon technology developed by the Company. These costs are capitalized until the patent is awarded. At that time, the asset will be amortized over the estimated useful life of the patent. If no patent is issued, these costs will be expensed in the period when it is determined that no patent will be issued.

Revenue Recognition:
Revenue from product sales is recognized at the time of shipment to customers. Returns and other sales adjustments are provided for in the same period the related sales are recorded.

Loss Per Common Share:
Loss per common share is determined by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented since giving effect to potential common shares would be anti-dilutive.

Long-Lived Assets:
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable. There is no current indication that the Company's long-lived assets might not be recoverable.

Concentration of Credit Risk:
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and temporary cash investments and accounts receivable.

The Company places its cash and temporary cash investments with financial institutions. From time to time the Company's balances with these financial institutions may exceed the maximum insured amounts under the Federal Deposit Insurance Corporation. The Company has not incurred losses related to these financial instruments.

Sales and accounts receivable currently are from a relatively small number of customers of the Company's products. The Company closely monitors extensions of credit.

Income Taxes:
The Company has not provided for deferred taxes because the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are not material.

Deferred Financing Costs:
The Company capitalizes costs incurred in connection with securing financing and amortizes these costs over the related term of the loan agreements.

See independent auditors' report and notes to financial statements.          F-7

--------------------------------------------------------------------------------
NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)
--------------------------------------------------------------------------------


Goodwill and Amortization:
Goodwill (costs in excess of net assets of an acquired business) is amortized on the straight-line method over 15 years. Goodwill is reviewed for recoverability based on the undiscounted cash flows of the business acquired over the remaining amortization period. Should such review indicate that goodwill is not recoverable, the carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows.

Customer Contracts, Manuals and Sales Literature and Amortization:
Customer contracts, manuals and sales literature acquired in connection with a business acquisition are deferred and amortized on the straight-line method over five years.

Advertising:
Advertising costs are expensed as incurred.

--------------------------------------------------------------------------------
NOTE 3  -  GOING CONCERN:
--------------------------------------------------------------------------------


The accompanying financial statements have been prepared assuming the Company is a going concern which assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations and current liabilities exceed current assets by $265,638. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue in existence. Continuation of the Company as a going concern is dependent upon achieving profitable operations. Management's plans to achieve profitability include developing new products, obtaining new customers and increasing sales to existing customers. Management also plans to raise additional capital through equity issuance or other types of financing.

See independent auditors' report and notes to financial statements.          F-8

--------------------------------------------------------------------------------
NOTE 4  -  ACQUISITION OF CERTAIN ASSETS AND LIABILITIES OF PERFORMANCE
            CONTROL, LLC:
--------------------------------------------------------------------------------

On August 7, 2000, the Company purchased certain assets and assumed certain liabilities of Performance Control, LLC ("Performance Control"), its major customer, for an aggregate of 1,112,245 newly issued shares of the Company's common stock. The statement of operations includes Performance Control's results of operations since August 7, 2000, the date of purchase. The newly issued stock was valued at $1.00 per share. The purchase price of $1,112,245 was allocated as follows:

           Accounts receivable                        $       9,120
           Inventory                                        488,725
           Prepaid expenses                                     443
           Security deposit                                   6,000
           Fixed assets                                     118,875
           Manuals/sales literature                          68,137
           Contracts/customer lists                         247,237
           Website                                           38,495
           Goodwill                                         574,101
           Accounts payable                                (314,707)
           Notes payable                                   (124,181)
                                                  ---------------------

                                                         $1,112,245
                                                  =====================

Pro Forma Information
The following unaudited pro forma information purports to show the effects on results of operations for the years ended December 31, 2000 and 1999, had the acquisition of Performance Control occurred on January 1, 1999. This unaudited pro forma information is based on historical results of operations, adjusted for acquisition costs, goodwill amortization, website depreciation, customer list amortization, manual and sales literature design cost amortization and elimination of intercompany profit on inventory held from purchases by Performance Control from Power Efficiency. This is not necessarily indicative of what the results would have been had the Company operated Performance Control since the beginning of each period.

See independent auditors' report and notes to financial statements.          F-9

--------------------------------------------------------------------------------
NOTE 4  -  ACQUISITION OF CERTAIN ASSETS AND LIABILITIES OF PERFORMANCE
            CONTROL, LLC: (Continued)
--------------------------------------------------------------------------------

                                                 Year Ended December 31,
    Statements of Operations
      (Unaudited)                             2000(a)(b)         1999(a)(c)
--------------------------------------------------------------------------------
    Revenues                                 $    251,011        $    369,155
                                          =================== ==================

    Net Loss                                  $(1,544,109)        $(1,113,795)
                                          =================== ==================

    Loss Per Common Share                          $(.31)             $(.25)
                                          =================== ==================

(a) Included in this column are the accounts of Performance Control, of which Power Efficiency acquired certain assets and assumed certain liabilities from August 7, 2000. Performance Control's year end is December 31st. Accordingly, the amounts included in 2000 represent Performance Control's unaudited amounts from their financial statements for the seven months ended July 31, 2000. Performance Control's amounts included for 1999 were derived from their audited financial statements.

(b)      Adjustments to operating expenses include the following items:

         Depreciation                                                            $  12,621
         Amortization
               -  Goodwill                                                          22,326
               -  Website and customer list                                         26,929
               -  Customer contracts, manuals and sales literature                  25,127
               -  Elimination of intercompany profit
                     in ending inventory                                           154,346
                                                                                 ---------

                                                                                 $ 241,349
                                                                                 =========

(c)      Adjustments to operating expenses include the following items:

         Acquisition costs                                                       $  25,000
         Depreciation                                                               21,636
         Amortization
               -  Goodwill                                                          38,273
               -  Website and customer list                                         46,164
               -  Customer contracts, manuals and sales literature                  43,075
               -  Elimination of intercompany profit
                     in ending inventory                                           207,703
                                                                                 ---------

                                                                                 $ 381,851
                                                                                 =========


See independent auditors' report and notes to financial statements.         F-10

--------------------------------------------------------------------------------
NOTE 5  -  PROPERTY AND EQUIPMENT:
--------------------------------------------------------------------------------

At December 31, 2000 and 1999, property and equipment is comprised as follows:

                                                    2000             1999
                                             ----------------- ----------------
     Machinery and equipment                   $  94,211           $43,965
     Office furniture and equipment               81,411            12,782
                                             ----------------- ----------------
                                                 175,622           56,747
     Less:  accumulated depreciation              43,307           25,456
                                             ----------------- ----------------

               Property and Equipment, Net      $132,315          $31,291
                                             ================= ================


--------------------------------------------------------------------------------
NOTE 6  -  CONCENTRATION OF RISKS:
--------------------------------------------------------------------------------


The Company maintains cash balances at several financial institutions. Amounts at each of these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company may from time to time maintain balances in excess of the insured limits.

Two customers accounted for approximately 72% of 2000 sales and 83% of accounts receivable at December 31, 2000. Two customers accounted for approximately 78% of 1999 sales and 69% of accounts receivable at December 31, 1999.


--------------------------------------------------------------------------------
NOTE 7 - INVENTORIES:
--------------------------------------------------------------------------------

Inventories consist of the following:

                                               December 31,
                                         2000               1999
                                   ------------------ ------------------
     Raw materials                        $451,472          $80,863
     Finished goods                         74,982           14,270
                                   ------------------ ------------------
                                          $526,454          $95,133
                                   ================== ==================

--------------------------------------------------------------------------------
NOTE 8  -  LINE OF CREDIT AGREEMENT:
--------------------------------------------------------------------------------


On December 6, 2000, the Company, entered into a line of credit agreement with a bank in the sum of $750,000. The aggregate principal amount outstanding at any one time shall not exceed the lesser of the bank's "borrowing formula" or $750,000. The line of credit agreement bears interest at 2% per annum above the prime rate (11.5% at December 31, 2000) and expires April 30, 2001. The line of credit agreement is collateralized by all inventory, accounts receivable, equipment and instruments. The bank has a general lien on all corporate assets.

See independent auditors' report and notes to financial statements.         F-11

--------------------------------------------------------------------------------
NOTE 8  -  LINE OF CREDIT AGREEMENT: (Continued)
--------------------------------------------------------------------------------


The Company's line of credit agreement contains restrictive covenants. These include, among other things, certain financial reporting, restrictions on dividends, sale of shares, guarantees, advances and investments.

Long-term debt matures as follows:

         Year
         2001                       $277,887

--------------------------------------------------------------------------------
NOTE 9  -  INCOME TAXES:
--------------------------------------------------------------------------------

As of December 31, 2000 and 1999, the Company has available, on a federal tax basis, net operating loss carryforwards of approximately $1,800,000 and $1,250,000, respectively, which expire at varying amounts through 2020. The net operating loss carryforwards result in deferred tax assets of approximately $612,000 and $425,000 at December 31, 2000 and 1999; however, a valuation reserve has been recorded for the full amount due to the uncertainty of realization of the deferred tax assets.


--------------------------------------------------------------------------------
NOTE 10  -  WARRANTS AND STOCK OPTION PLAN:
--------------------------------------------------------------------------------


Warrants:
In connection with a limited public offering of its common stock pursuant to a Rule 504 offering memorandum dated July 15, 1996, the investment banker received, for nominal consideration, five year warrants to purchase 36,720 shares of common stock. These warrants are exercisable at any time during the four year period commencing October 17, 1997 for $5.50 per share of common stock. In addition to permitting the payment of the exercise price in cash, the holder of the warrant may surrender the warrant to the Company for cancellation in lieu of cash for the exercise price. Under this alternative, the Company would issue a lesser number of shares of common stock (determined in accordance with a formula), retire the warrants, and receive no cash. In connection with the May 16, 2000 Private Placement Memorandum, the Company issued 500,000 placement warrants pursuant to Rule 506 - Private Placement. The placement warrants are five year warrants to purchase additional shares of the Company's common stock at $3.00 per warrant share during the first year; $4.00 per warrant share the second year; and $5.00 per warrant share during the third year.

In connection with the Performance Control acquisition, a financial consultant received, five year warrants to purchase 50,000 shares of common stock. These warrants are exercisable at any time during the five year period commencing August 1, 2000 for $2.00 per share of common stock.

See independent auditors' report and notes to financial statements.         F-12

--------------------------------------------------------------------------------
NOTE 10  -  WARRANTS AND STOCK OPTION PLAN: (Continued)
--------------------------------------------------------------------------------

Stock Option Plan:
In 1994, the Company adopted a Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the granting of options to purchase up to 500,000 shares of common stock at an exercise price equal to the fair market value of the common stock (110% of fair market value for a holder in excess of 10%) on the date of the grant. These options were repriced by the Board of Directors at the September 7, 2000 meeting to $2.00 per share. No options have been exercised to date.

In 2000, the Company adopted the 2000 Stock Option and Restricted Stock Plan (the "2000 Plan"). Under the 2000 Plan, options to purchase 1,405,000 shares of common stock at an exercise price of $2.00 were granted. No options have been exercised to date.

Plan activity during the year ended December 31, 2000 and 1999 follows:

                                                                        Shares              Exercise Price
                                                                  -------------------- --------------------------

     Outstanding at January 1, 1999                                     500,000               $2.00
     Granted during 1999                                                 30,000                -
     Exercised during 1999                                                    -                -
     Forfeited during 1999                                                    -                -
                                                                  -------------------- --------------------------
     Options outstanding and exercisable at
       December 31, 1999                                                530,000                2.00
     Granted during 2000                                              1,405,000                2.00
     Exercised during 2000                                                    -                -
     Forfeited during 2000                                                    -                -
                                                                  -------------------- --------------------------
     Options outstanding and exercisable
       at December 31, 2000                                           1,935,000               $2.00
                                                                  ==================== ==========================

Weighted average remaining contractual life at December 31, 2000                                  8.6
                                                                                                  ===


--------------------------------------------------------------------------------
NOTE 11  -  ACCOUNTING FOR STOCK BASED COMPENSATION:
--------------------------------------------------------------------------------

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25). The option price under the Stock Option Plans equals or exceeds the fair market value of the common shares on the date of grant and, accordingly no compensation cost has been recognized under the provisions of APB25 for stock options.



The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123) for stock options issued. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period.

See independent auditors' report and notes to financial statements.         F-13

--------------------------------------------------------------------------------
NOTE 11  -  ACCOUNTING FOR STOCK BASED COMPENSATION: (Continued)
--------------------------------------------------------------------------------

On September 7, 2000, the Board of Directors authorized the issuance of 1,405,000 options at an exercise price of $2.00 per share. The fair value of each option grant (1,405,000 stock options) was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: expected volatility of 51%; risk-free interest rate of 6.0%; and expected lives of 9.8 years.

Had compensation cost for the Company's stock option plan been recognized based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company's net loss and loss per share for the year ended December 31, 2000 would have been as follows:

       Net loss - as reported                                  $   (661,050)
       Net loss - pro forma                                     $(1,432,395)
       Loss per common share, - as reported                       $(.13)
       Loss per common share, - pro forma                         $(.28)


--------------------------------------------------------------------------------
NOTE 12  -  COMMITMENTS AND CONTINGENCIES:
--------------------------------------------------------------------------------


The Company leases office, warehouse and research facilities under an operating lease. The lease expires on June 30, 2001.

Minimum future rentals are as follows:

Year
----
2001     $28,007

Rent expense, including base rent and additional charges, for the year ended December 31, 2000 and 1999 was $35,159 and $27,600, respectively.

Power Efficiency is an exclusive licensee pursuant to a patent license agreement of certain power factor controller technology owned by the United States, as represented by the National Aeronautics and Space Administration (NASA). This license agreement covers the United States of America and its territories and possessions and does not require the Company to pay royalties to NASA in connection with the Company's sale of products employing technology utilizing the licensed patents. The agreement terminates upon the expiration of all of the licensed patents, currently July 2001, unless reissuance of the patents occurs. Management believes that the Company's patent protects and will protect the Company's intellectual property position as effectively as the NASA patents that expire in 2001.

See independent auditors' report and notes to financial statements.         F-14

--------------------------------------------------------------------------------
NOTE 12  -  COMMITMENTS AND CONTINGENCIES: (Continued)
--------------------------------------------------------------------------------


The Company is involved with certain claims and counterclaims related to litigation for breach of contract arising out of the manufacture and assembly of certain electronic component parts. The Company has accrued approximately
$21,300 at December 31, 2000 related to these claims. In the opinion of management, after consultation with legal counsel, the outcome of such matter is not expected to have a material adverse effect on the Company's financial position or results of operations.

Power Efficiency currently utilizes three subcontractors to manufacture the Company's controller boards. These subcontractors provide facilities, equipment, supervision and labor required to assemble; wire; check; test; package; and ship the controller boards. These subcontractors are hired on an as needed basis to produce a minimum number of units via a purchase order. Power Efficiency does not incur any liabilities to subcontractors until purchase orders are issued. No purchase orders were issued to subcontractors at December 31, 2000.



--------------------------------------------------------------------------------
NOTE 13  -  RELATED PARTY TRANSACTIONS:
--------------------------------------------------------------------------------


During the years ended December 31, 2000 and 1999, $134,732 and $72,000 was paid to officers/directors/stockholders of the Company, respectively. These amounts are included in research and development and in selling, general and administrative expenses for the year ended December 31, 2000 and in selling, general and administrative expenses in 1999.

During 2000 and 1999, the Company incurred legal fees of $52,501 and $36,656 to a law firm. A partner in that firm and the firm are currently stockholders of the Company.

Included in accounts payable and accrued expenses at December 31, 2000 is $118,734 due to officers for back pay.



--------------------------------------------------------------------------------
NOTE 14  -  INSURANCE COVERAGE:
--------------------------------------------------------------------------------


The Company's general liability and product liability insurance coverage lapsed in mid-August 1999 for non-payment of premiums. Subsequent to the Company's purchase of certain assets and liabilities of Performance Control in August 2000, the Company again obtained general liability and product liability insurance coverages. The Company believes that there is no material risk of loss to the Company from possible product liability claims against the Company during the lapse in coverage. No product liability claims have been filed against the Company to date.

See independent auditors' report and notes to financial statements.         F-15

--------------------------------------------------------------------------------
NOTE 15  -  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
--------------------------------------------------------------------------------

Cash paid during the year ended December 31, for:

                                         2000          1999
                                       ------------------------

         Income Taxes                  $     328       $    200
                                       ========================

         Interest                       $ 18,905      $     -
                                        ========================

NON-CASH INVESTING AND FINANCING ACTIVITIES:

2000
----

Common stock issued in connection with acquisition
of certain assets and liabilities of Performance Control
(Note 4)                                                      $1,112,245
                                                              ==========

Common stock issued for professional services
rendered during 2000                                        $     73,812
                                                            ============


--------------------------------------------------------------------------------
NOTE 16  -  STOCKHOLDER LOAN PAYABLE:
--------------------------------------------------------------------------------


On September 29, 1999, the Company borrowed $100,000 from a stockholder. The loan was due and payable in a single payment of principal and interest on the earlier of (i) the closing date of an equity financing by the Company; or (ii) September 30, 2000, whichever occurs sooner. The loan bears interest at 10% per annum payable on the due date.

A major stockholder of the Company granted the lender a first lien and security interest in an aggregatge of 200,000 issued and outstanding common shares of the Company, owned by him, as collateral. Additionally, the Company granted the lender the right and option to purchase an aggregate 30,000 authorized but unissued shares of the Company's common stock at a price equal to the mean between the closing bid and ask prices on the day the lender exercises the option.

The Board of Directors, on September 7, 2000, authorized renegotioting the loan until the earlier of (i) January 31, 2001; or (ii) the closing date of the Company's receipt of $625,000 in gross proceeds from an equity financing. As additional consideration for the extension of the due date, the Company granted an option to purchase an aggregate 75,000 authorized but unissued shares of the Company's common stock at the set exercise price of $2.00 per share.

On March 15, 2001, the $100,000 loan, plus accrued interest thereon, and the option to purchase 75,000 shares of common stock were converted into 125,000 shares of Power Efficiency's common stock.


See independent auditors' report and notes to financial statements.         F-16

--------------------------------------------------------------------------------
NOTE 17  -  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
--------------------------------------------------------------------------------


The Company had approximately $54,000 in accounts payable and accrued expenses that was due to Performance Control, the Company's distributor, at December 31, 1999. Such payable arose from purchases of completed controller boards by Power Efficiency from Performance Control. Such purchases were conducted on an arm's length basis. This payable was extinguished or eliminated as part of Power Efficiency's acquisition of Performance Control on August 7, 2000.


--------------------------------------------------------------------------------
NOTE 18  -  EMPLOYMENT AGREEMENTS:
--------------------------------------------------------------------------------


On August 7, 2000, the Company agreed to enter into five year employment and compensation agreements with the Company's two principal executive officers. The agreements provide for first year salaries of $120,000. The salaries for the second through fifth years shall be $120,000 plus annual increases or bonuses both tied to the level of the Company's revenues and profits. In addition to comprehensive health benefits, the agreements include vacation, expense reimbursement, confidentiality, non-compete and disability provisions. These employment agreements were not yet finalized at December 31, 2000.


--------------------------------------------------------------------------------
NOTE 19  - SUBSEQUENT EVENT - PRIVATE STOCK OFFERING:
--------------------------------------------------------------------------------


The Company continues to sell common stock under the Private Placement Memorandum dated May 16, 2000, which sold in a private offering, solely to accredited investors, "Units" consisting of (i) one common stock purchase warrant and (ii) one share of common stock. The Units were sold at a price of $1.00 per Unit. The Company sold 200,000 Units from the beginning of 2001 through March 15, 2001. The proceeds of $200,000 from the sale of these Units was deposited to the general operating account of the Company to be utilized for working capital purposes.


See independent auditors' report and notes to financial statements.         F-17

                            PERFORMANCE CONTROL, LLC

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

PERFORMANCE CONTROL, LLC

DECEMBER 31, 1999 AND 1998




CONTENTS

                                                                          Page

Independent Auditors' Report..............................................  F-18

Financial Statements:

    Statements of Operations and Members' Equity..........................  F-19

Notes to Financial Statements........................................ F-20-F-22

INDEPENDENT AUDITORS' REPORT


To the Members
Performance Control, LLC
Ann Arbor, Michigan


We have audited the accompanying statements of operations and members' equity of Performance Control, LLC, (A Michigan limited liability company) for the years ended December 31, 1999 and 1998. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and members' equity are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations and members' equity. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of operations and members' equity. We believe that our audits of the statements of operations and members' equity provide a reasonable basis for our opinion.

In our opinion, the statements of operations and members' equity referred to above present fairly, in all material respects, the results of the operations of Performance Control, LLC for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations. This matter raises substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                               /s/Sobel & Co., LLC
                                               Certified Public Accountants

March 9, 2001
Livingston, New Jersey

PERFORMANCE CONTROL, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
================================================================================



                                                    Year Ended December 31,
                                                  1999               1998
                                            ------------------ -----------------

REVENUES                                         $285,476          $   305,089
                                            ------------------ -----------------

COSTS AND EXPENSES:
    Cost of sales                                 311,027              384,934
    Research and development                        7,792              184,200
    Selling, general and administrative           280,430              937,722
                                            ------------------ -----------------
           Total Costs and Expenses               599,249            1,506,856
                                            ------------------ -----------------

NET LOSS                                         (313,773)          (1,201,767)

MEMBERS' CONTRIBUTIONS                            114,733                    -

MEMBERS' EQUITY:
     Beginning of year                            497,971            1,699,738
                                            ------------------ -----------------

     End of Year                                 $298,931          $   497,971
                                            ================== =================

See independent auditors' report and notes to financial statements.         F-19

PERFORMANCE CONTROL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

--------------------------------------------------------------------------------
NOTE 1  -  NATURE OF BUSINESS:
--------------------------------------------------------------------------------

Performance Control, LLC (the "Company"), organized as a Michigan limited liability company in February 1996, distributes (under the trade name Power Commander), solid state electronic motor controllers which regulate and reduce the energy consumption of alternating current induction motors. The Company primarily distributes two products: the Three Phase Power Commander, which is used in industrial applications, and the Single Phase Power Commander, which is used in consumer applications. The Company also engages in research and development of new, related energy saving products.


--------------------------------------------------------------------------------
NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Inventories:
Inventories are valued at the lower of cost (first-in, first-out) or market.

Research and Development:
Research and development expenditures are charged to expense as incurred.


Property, Equipment and Depreciation:
Maintenance and repairs are expensed as incurred, while betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of approximately seven years. Depreciation expense for the years ended December 31, 1999 and 1998 were $22,945 and $19,701, respectively.

Deferred Costs and Amortization:
Deferred costs consist of a license fee paid for the exclusive license to make, use and sell the Power Commander. The asset is being amortized over the term of the agreement, which expires April 2011. Amortization expense for the years ended December 31, 1999 and 1998 were $6,704 each year.

Advertising:
Advertising costs are expensed as incurred.

--------------------------------------------------------------------------------
NOTE 3  -  GOING CONCERN:
--------------------------------------------------------------------------------


The accompanying financial statements have been prepared assuming the Company is a going concern, which assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue to be in existence. Continuation of the Company as a going concern is dependent upon achieving profitable operations. Management's plans to achieve profitability include developing new products, obtaining new customers and merging its operations with its major supplier. See also Note 8 - Subsequent Event - Asset Purchase Agreement.


--------------------------------------------------------------------------------
NOTE 4  -  CONCENTRATION OF RISKS:
--------------------------------------------------------------------------------

Three customers accounted for approximately 85% of 1999 sales and 99% of accounts receivable at December 31, 1999. Three customers accounted for approximately 74% of 1998 sales and 78% of accounts receivable at December 31, 1998.

--------------------------------------------------------------------------------
NOTE 5  -  INCOME TAXES:
--------------------------------------------------------------------------------


No provision has been made for federal or state income taxes since the Company is a limited liability company which is taxed as a partnership. It is the responsibility of the members to report their equitable share of the Company's loss on their individual tax returns.


--------------------------------------------------------------------------------
NOTE 6  -  COMMITMENTS AND CONTINGENCIES:
--------------------------------------------------------------------------------


The Company leases office, warehouse and research facilities under an operating lease. The lease expires in June 2001. Rent expense, including base rent and additional charges, for the years ended December 31, 1999 and 1998 was $61,331 and $59,885, respectively.

Minimum future rentals are as follows:

Year
2000      $55,296
2001       28,007
          -------
          $83,303
          =======

--------------------------------------------------------------------------------
NOTE 7  -  INTEREST EXPENSE:
--------------------------------------------------------------------------------


Interest expense, which is included in selling, general and administrative expense, for the years ended December 31, 1999 and 1998 was $12,214 and $22,712, respectively. Interest expense on members' loans was $5,835 for the years ended December 31, 1999 and 1998 and is included in the aforementioned interest expense.


--------------------------------------------------------------------------------
NOTE 8  -  SUBSEQUENT EVENT - ASSET PURCHASE AGREEMENT:
--------------------------------------------------------------------------------

On August 7, 2000, certain assets and liabilities of Performance Control, LLC, were purchased by Power Efficiency Corporation, its major supplier and customer, for 1,112,245 authorized but unissued shares of Power Efficiency's common stock.

The asset purchase agreement has not been reflected in the accompanying financial statements.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(1) EXHIBIT INDEX

Description of Document                                                                                  Location

2.1      Asset Purchase Agreement by and between the Registrant and Performance Control, LLC
         dated August 7, 2000                                                                                 **

3.1      Certificate of Incorporation                                                                         **

3.23     By-Laws                                                                                              **


10.1     Asset  based  lending  Agreement  with Bank One dated  December 6, 2000                   Filed  herewith

10.2     August 7, 2000 Stockholders' Agreement                                                               **

10.3     Lease Agreement for  Registrant's Ann Arbor, MI facility dated February
         16, 1996                                                                                             **

10.4     Purchase  Agreement  between the Registrant and Millar Elevator Service
         Company dated August 17, 2000                                                            Filed herewith


10.5     Purchase Agreement between the Registrant and Montgomery Kone, Inc.                      Filed herewith
         dated December 1, 1998

10.6     Certificate of Liability Insurance                                                                   **

10.7     United States Patent #5,821,726                                                                      **

10.8     Purchase Agreement between the Registrant and Defense Supply Center Richmond
         dated January 12, 2000                                                                               **

10.9     1994 Stock Option Plan                                                                               **




----------------------------------------
**Previously filed by the Registrant on October 20, 2000

                                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           POWER EFFICIENCY CORPORATION



                                           By:  /s/ Stephen Shulman
                                              ----------------------------------
                                                Stephen Shulman,  President



April              , 2001